Exhibit 99.6

CRESCO LABS INC.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2025 AND 2024
(Expressed in United States Dollars)

CRESCO LABS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Cresco Labs Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Cresco Labs Inc. (the “Company”) as of December 31, 2025, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
The consolidated financial statements of the Company for the year ended December 31, 2024, before the effects of the retrospective adjustments for the changes in reportable segment disclosures discussed in Note 18 to the consolidated financial statements, were audited by other auditors whose report, dated March 14, 2025, expressed an unqualified opinion on those statements. We have audited the adjustments to the 2024 consolidated financial statements to retrospectively adjust for the changes related to reportable segments in 2024, as discussed in Note 18 to the consolidated financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2024 consolidated financial statements of the Company other than with respect to the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2024 consolidated financial statements taken as a whole.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Baker Tilly US, LLP
Chicago, IL
March 5, 2026
We have served as the Company’s auditor since 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cresco Labs Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Cresco Labs Inc. (the “Company”) as of December 31, 2024 and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). The 2024 financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. In our opinion, the 2024 financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Emphasis of a Matter – Change in Accounting Policy
As discussed in Note 2(r) to the consolidated financial statements, the Company has elected to change its accounting policy related to its annual impairment test date. The Company changed their annual date from October 1 to December 1, which has been presented prospectively.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP (PCAOB ID: 688)
We have served as the Company’s auditor from 2019 through 2025

New York, NY
March 14, 2025

Cresco Labs Inc. Consolidated Balance Sheets As of December 31, 2025 and December 31, 2024 (In thousands of United States Dollars, except share amounts)

	December 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents[1]	$57,902	$137,564
Restricted cash	33,184	3,439
Accounts receivable, net	37,887	51,563
Inventory, net	98,666	83,343
Prepaid expenses	11,725	16,120
Other current assets	19,909	2,228
Total current assets	259,273	294,257
Non-current assets:
Property and equipment, net[1]	327,192	344,846
Right-of-use assets - operating, net[1]	86,773	95,846
Right-of-use assets - finance, net	12,947	14,811
Intangible assets, net[1]	275,342	293,994
Goodwill	208,173	283,484
Deferred tax asset	13,501	13,127
Other non-current assets	14,099	14,990
Total non-current assets	938,027	1,061,098
TOTAL ASSETS	$1,197,300	$1,355,355
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$16,540	$13,651
Accrued liabilities	58,017	54,296
Short-term borrowings, net	10,784	11,934
Income taxes payable	—	348
Current portion of operating lease liabilities	9,793	9,629
Current portion of finance lease liabilities	2,480	1,994
Deferred and contingent consideration, short-term	2,566	2,486
Total current liabilities	100,180	94,338
Non-current liabilities:
Long-term notes and loans payable, net[1]	417,095	460,750
Operating lease liabilities[1]	125,743	135,273
Finance lease liabilities	18,269	20,061
Deferred tax liability	33,619	38,950
Deferred and contingent consideration, long-term	5,815	7,736
Tax receivable agreement liability	71,603	79,457
Uncertain tax position liability	171,474	122,468
Other long-term liabilities	1,000	8,146
Total non-current liabilities	844,618	872,841
TOTAL LIABILITIES	$944,798	$967,179
COMMITMENTS AND CONTINGENCIES (Note 15)
SHAREHOLDERS’ EQUITY
Super Voting Shares, no par value; Unlimited shares authorized; 500,000 shares issued and outstanding at December 31, 2025 and December 31, 2024
Subordinate Voting Shares, no par value; Unlimited shares authorized; 343,232,815 and 331,490,358 issued and outstanding at December 31, 2025 and December 31, 2024, respectively
Proportionate Voting Shares[2], no par value; Unlimited shares authorized; 16,298,484 and 17,106,732 issued and outstanding at December 31, 2025 and December 31, 2024, respectively
Special Subordinate Voting Shares[3], no par value; Unlimited shares authorized; 1,589 shares issued and outstanding at December 31, 2025 and December 31, 2024
Share capital	1,722,277	1,706,822
Additional paid-in-capital	120,047	122,750
Accumulated other comprehensive loss	(1,631)	(2,232)
Accumulated deficit	(1,500,244)	(1,352,486)
Equity of Cresco Labs Inc.	340,449	474,854
Non-controlling interests	(87,947)	(86,678)
TOTAL SHAREHOLDERS’ EQUITY	252,502	388,176
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,197,300	$1,355,355
1See Note 17 “Variable Interest Entities” for amounts related to variable interest entities.
2Proportionate Voting Shares (“PVS”) presented on an “as-converted” basis to Subordinate Voting Shares (“SVS”) (1-to-200)
3Special Subordinate Voting Shares (“SSVS”) presented on an “as-converted” basis to SVS (1-to-0.00001)

The accompanying notes are an integral part of these consolidated financial statements.

Cresco Labs Inc. Consolidated Statements of Operations and Comprehensive Loss For the Years Ended December 31, 2025 and 2024 (In thousands of United States Dollars, except share and per share amounts)

	Year Ended December 31,
	2025	2024
Revenues, net	$655,847	$724,343

Cost of goods sold	331,279	359,889

Gross profit	324,568	364,454

Operating expenses:
Selling, general, and administrative	247,454	254,842
Impairment loss	105,101	2,320

Total operating expenses	352,555	257,162

(Loss) income from operations	(27,987)	107,292

Other expense, net:
Interest expense, net	(56,280)	(54,601)
Other expense, net	(11,155)	(63,307)

Total other expense, net	(67,435)	(117,908)
Loss before income taxes	(95,422)	(10,616)
Income tax expense	(44,622)	(49,873)
Net loss	$(140,044)	$(60,489)
Net (loss) income attributable to non-controlling interests, net of tax	(4,636)	13,949
Net loss attributable to Cresco Labs Inc.	$(135,408)	$(74,438)

Net loss per share - attributable to Cresco Labs Inc. shareholders:
Basic and diluted loss per share	$(0.38)	$(0.22)
Basic and diluted weighted-average shares outstanding	355,007,044	345,474,155

Comprehensive loss:
Net loss	$(140,044)	$(60,489)
Foreign currency translation differences, net of tax	601	(1,081)
Total comprehensive loss for the period	(139,443)	(61,570)
Comprehensive (loss) income attributable to non-controlling interests, net of tax	(4,636)	13,949
Total comprehensive loss attributable to Cresco Labs Inc.	$(134,807)	$(75,519)

The accompanying notes are an integral part of these consolidated financial statements.

Cresco Labs Inc. Consolidated Statements of Changes in Shareholders’ Equity For the Years Ended December 31, 2025 and 2024 (In thousands of United States Dollars)

	Share capital	Additional paid-in capital	Accumulated other comprehensive (loss) income, net of tax	Accumulated deficit	Non-controlling interests	Total
Balance as of January 1, 2024	$1,689,452	$82,927	$(1,151)	$(1,265,536)	$(77,625)	$428,067
Exercise of stock options	14	(5)	—	—	—	9
Issuance of vested restricted stock units	6,403	(6,403)	—	—	—	—
Share-based compensation	—	14,331	—	—	—	14,331
Employee taxes withheld on certain share-based payment arrangements	—	(747)	—	—	—	(747)
Payable pursuant to tax receivable agreements	21	—	—	—	—	21
Equity issuances	(200)	—	—	—	—	(200)
Equity issuances related to acquisitions	2,850	—	—	—	—	2,850
Net change in tax distribution accrual	—	32,647	—	—	—	32,647
Tax distributions to non-controlling interest holders	—	—	—	—	(22,077)	(22,077)
Excess cash distributions to non-controlling interest holders	—	—	—	—	(5,155)	(5,155)
Cresco LLC shares redeemed	8,282	—	—	(12,512)	4,230	—
Foreign currency translation	—	—	(1,081)	—	—	(1,081)
Net (loss) income	—	—	—	(74,438)	13,949	(60,489)
Ending balance as of December 31, 2024	$1,706,822	$122,750	$(2,232)	$(1,352,486)	$(86,678)	$388,176
Exercise of stock options	19	(8)	—	—	—	11
Issuance of vested restricted stock units	6,580	(6,580)	—	—	—	—
Share-based compensation	—	10,924	—	—	—	10,924
Employee taxes withheld on certain share-based payment arrangements	(2)	(741)	—	—	—	(743)
Payable pursuant to tax receivable agreements	21	—	—	—	—	21
Equity issued related to settlement of acquisition related contingent consideration	750	—	—	—	—	750
Equity issuances for consulting services	396	—	—	—	—	396
Equity issuances	199	(199)	—	—	—	—
Net change in tax distribution accrual	—	(6,099)	—	—	—	(6,099)
Tax distributions to non-controlling interest holders	—	—	—	—	(959)	(959)
Excess cash distributions to non-controlling interest holders	—	—	—	—	(2,533)	(2,533)
Non-controlling interests, net change in capital	2,001	—	—	—	—	2,001
Cresco LLC shares redeemed	5,491	—	—	(12,350)	6,859	—
Foreign currency translation	—	—	601	—	—	601
Net loss	—	—	—	(135,408)	(4,636)	(140,044)
Ending balance as of December 31, 2025	$1,722,277	$120,047	$(1,631)	$(1,500,244)	$(87,947)	$252,502
The accompanying notes are an integral part of these consolidated financial statements.

Cresco Labs Inc. Consolidated Statements of Cash Flows For the Years Ended December 31, 2025 and 2024 (In thousands of United States Dollars)

	Year Ended December 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(140,044)	$(60,489)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	48,712	59,096
Amortization of operating lease assets	7,027	6,897
(Recovery) provision for doubtful accounts for expected credit losses	(1,165)	1,730
Provision for expected credit losses	163	—
Share-based compensation expense	11,233	14,164
(Gain) loss on changes in fair value of deferred consideration	(1,105)	780
Gain on adjustments in fair value of intangibles	(4,000)	—
Tax receivable agreement (income) expense	(1,542)	65,648
Loss on inventory write-offs and provision	1,905	968
Change in deferred taxes	(3,704)	206
Accretion of discount and deferred financing costs on debt arrangements	4,059	4,855
Loss on debt extinguishment	16,363	1,002
Foreign currency loss (gain)	617	(1,039)
Loss on disposals of property and equipment	2,370	683
Loss on divestiture	209	—
Impairment loss	105,101	2,320
Proceeds of contingent consideration in excess of costs over estimated earnings	—	598
Other noncash adjustments	(115)	96
Changes in operating assets and liabilities:
Accounts receivable	12,036	(1,731)
Inventory	(18,005)	18,556
Prepaid expenses and other assets	(7,783)	2,486
Accounts payable and accrued liabilities	8,618	(16,917)
Operating lease liabilities	(9,457)	(7,902)
Income taxes payable	41,397	40,473
NET CASH PROVIDED BY OPERATING ACTIVITIES	72,890	132,480
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(35,138)	(19,492)
Purchase of intangibles	(3,043)	(3,994)
Proceeds from tenant improvement allowances	501	1,055
Payment of acquisition consideration, net of cash acquired	(1,750)	(3,230)
Proceeds from divestiture, net of cash transferred	350	—
Proceeds from disposals of property and equipment	676	432
Merger and acquisition consideration	(3,513)	—
Receipts from loans and advances	1,213	—
NET CASH USED IN INVESTING ACTIVITIES	(40,704)	(25,229)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	11	9
Proceeds from the issuance of long-term debt	312,000	—
Payment of debt prepayment and debt extinguishment costs	(7,000)	—
Repayment of debt	(360,000)	(40,000)
Proceeds of acquisition-related contingent consideration	—	705
Payment for equity transfer	—	(200)
Tax distribution payments in accordance with the tax receivable agreement	(4,251)	—
Tax distributions to non-controlling interest redeemable unit holders and other members	(959)	(22,077)
Excess cash distributions to non-controlling interest redeemable unit holders and other members	(2,533)	(5,155)
Principal payment of property, plant, and equipment vendor financing	(251)	(976)
Payment of debt issuance costs	(14,368)	—
Principal payments on finance lease obligations	(4,737)	(3,784)
NET CASH USED IN FINANCING ACTIVITIES	(82,088)	(71,478)
Effect of exchange rate changes on cash and cash equivalents	(17)	(39)
Net (decrease) increase in cash and cash equivalents	(49,919)	35,734
Cash and cash equivalents and restricted cash, beginning of period	144,254	108,520
Cash and cash equivalents, end of period	57,902	137,564
Restricted cash, end of period	33,184	3,439
Restricted cash included in other non-current assets, end of period	3,251	3,251
Cash and cash equivalents and restricted cash, end of period	$94,335	$144,254

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID DURING THE PERIOD FOR:
Income tax, net	$6,960	$9,195
Interest	51,341	55,196

Cresco Labs Inc. Consolidated Statements of Cash Flows For the Years Ended December 31, 2025 and 2024 (In thousands of United States Dollars)

	Year Ended December 31,
	2025	2024

NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Issuance of shares under business combinations and acquisitions	$—	$2,850
Deferred and contingent consideration for acquisitions	750	—
Non-controlling interests redeemed for equity	6,859	4,230
Increase to net lease liability	3,934	680
Liability incurred to purchase property, equipment and intangibles	921	1,218
Liability of property, plant and equipment purchased through vendor financing	97	490
Purchase of inventory through inventory	—	39
Overpaid declared distributions to non-controlling interest redeemable unit holders	(11,303)	(17,401)
Receivable related to financing lease transactions	—	612
Liability incurred in accordance with asset acquisition	1,250	—
Liability incurred in accordance with tax receivable agreement	77,840	83,482
Issuance of loans and advances as part of business sale	1,851	—
The accompanying notes are an integral part of these consolidated financial statements.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

NOTE 1. NATURE OF OPERATIONS
Cresco Labs Inc. (“Cresco Labs” or the “Company”), formerly known as Randsburg International Gold Corp. was incorporated in the Province of British Columbia under the Company Act on July 6, 1990. The Company is one of the largest vertically-integrated multi-state cannabis operators in the United States licensed to cultivate, manufacture, and sell retail and medical cannabis products primarily through Sunnyside*®, Cresco Labs’ national dispensary brand and third-party retail stores. Employing a consumer-packaged goods approach to cannabis, Cresco Labs’ house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco®, High Supply®, Mindy’sTM, Good News®, RemediTM, Wonder Wellness Co.®, and FloraCal® Farms. As of December 31, 2025, the Company operates in Illinois, Pennsylvania, Ohio, New York, Massachusetts, Michigan, and Florida pursuant to applicable state and local laws and regulations. These include the Illinois Compassionate Use of Medical Cannabis Program Act and the Illinois Cannabis Regulation and Tax Act; the Pennsylvania Medical Marijuana Act; Chapters 3796 and 3780 of the Ohio Revised Code; the New York Marihuana Regulation and Taxation Act; Massachusetts General Laws Chapters 94G and 94I; the Michigan Medical Marihuana Act, the Michigan Medical Marihuana Facilities Licensing Act, the Michigan Regulation and Taxation of Marihuana Act, and the Michigan Marihuana Tracking Act; and Article X section 29 of the Florida Constitution and section 381.986, Florida Statues, respectively.

The Company’s SVS are listed on the Canadian Securities Exchange under the ticker symbol “CL” and are quoted on the Over-the-Counter Market under the ticker symbol “CRLBF” and on the Frankfurt Stock Exchange under the symbol “6CQ.”
The Company’s corporate office is located at 600 W. Fulton Street, Suite 800, Chicago, IL 60661. The registered office is located at 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of Preparation
The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”).
(b)Basis of Measurement
The accompanying consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain loans receivable, investments, and contingent considerations, which are recorded at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets acquired and the contractual obligation for liabilities incurred.
(c)Functional and Presentation Currency
The Company’s functional currency and that of the majority of its subsidiaries is the United States (“U.S.”) dollar. The Company’s reporting currency is the U.S. dollar (“USD”). Foreign currency denominated assets and liabilities are remeasured into the functional currency using period-end exchange rates. Gains and losses from foreign currency transactions are included in Other expense, net in the Consolidated Statements of Operations.
Assets and liabilities of foreign operations having a functional currency other than USD (e.g., Canadian dollars) are translated at the rate of exchange prevailing at the reporting date; revenues and expenses are translated at the monthly average rate of exchange during the period. Gains or losses on translation of foreign subsidiaries and net investments in foreign operations are included in Foreign currency translation differences, net of tax in the Consolidated Statements of Comprehensive Loss and Accumulated other comprehensive loss on the Consolidated Balance Sheets.
(d)Basis of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated upon consolidation. Subsidiaries are those entities over

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

which the Company has the power over the investee, is exposed, or has rights, to variable involvement with the investee; and has the ability to use its power to affect its returns. The following are Cresco Labs’ wholly-owned or controlled entities as of December 31, 2025:

Entity	Location	Purpose	Percentage Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
Cali-Antifragile Corp.	California	Holding Company	100%
River Distributing Co., LLC	California	Holding Company	100%
Cub City, LLC	California	Cultivation	100%
CRHC Holdings Corp.	Ontario, Canada	Holding Company	100%
Cannroy Delaware Inc.	Delaware	Holding Company	100%
Laurel Harvest Labs, LLC	Pennsylvania	Cultivation and Dispensary Facility	100%
JDRC Mount Joy, LLC	Illinois	Holding Company	100%
JDRC Scranton, LLC	Illinois	Holding Company	100%
Bluma Wellness Inc.	British Columbia, Canada	Holding Company	100%
Cannabis Cures Investments, LLC	Florida	Holding Company	100%
3 Boys Farm, LLC	Florida	Cultivation, Production and Dispensary Facility	100%
Farm to Fresh Holdings, LLC	Florida	Holding Company	100%
Cresco U.S. Corp.	Illinois	Holding Company	100%
Keystone Integrated Care, LLC	Pennsylvania	Dispensary	100%
Arizona Facilities Supply, LLC	Arizona	Holding Company	100%
Cresco Labs Michigan Management, LLC	Michigan	Holding Company	100%
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC	Illinois	Dispensary	88%
MedMar Rockford, LLC	Illinois	Dispensary	75%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Cultivation, Production and Dispensary Facility	100%
Valley Agriceuticals Real Estate	New York	Holding Company	100%
JDRC Ellenville, LLC	Illinois	Holding Company	100%
CMA Holdings, LLC	Illinois	Holding Company	100%
BL Real Estate, LLC	Massachusetts	Holding Company	100%
BL Pierce, LLC	Massachusetts	Holding Company	100%
BL Uxbridge, LLC	Massachusetts	Holding Company	100%
BL Main, LLC	Massachusetts	Holding Company	100%
BL Burncoat, LLC	Massachusetts	Holding Company	100%
BL Framingham, LLC	Massachusetts	Holding Company	100%
BL Worcester, LLC	Massachusetts	Holding Company	100%
Cultivate Licensing LLC	Massachusetts	Holding Company	100%
Cultivate Worcester, Inc.	Massachusetts	Dispensary	100%
Cultivate Leicester, Inc.	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cultivate Framingham, Inc.	Massachusetts	Dispensary	100%
Cultivate Cultivation, LLC	Massachusetts	Cultivation and Production Entity	100%
High Road Holdings LLC	Delaware	Holding Company	100%
SPS Management, LLC	Delaware	Holding Company	100%
Strategic Capital and Management Services, LLC[1]	Illinois	Dispensary	0%
Altus Global, LLC	Delaware	Holding Company	100%
Altus, LLC	Delaware	Holding Company	100%
GoodNews Holdings, LLC	Illinois	Licensing Company	100%
Wonder Holdings, LLC	Illinois	Licensing Company	100%
JDRC Seed, LLC	Illinois	Educational Company	100%
CP Pennsylvania Holdings, LLC	Illinois	Holding Company	100%
Bay, LLC	Pennsylvania	Dispensary	100%
Bay Asset Management, LLC	Pennsylvania	Holding Company	100%
Ridgeback, LLC	Colorado	Holding Company	100%
Cresco Labs Texas, LLC	Texas	Holding Company	100%

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

Entity	Location	Purpose	Percentage Held
CL Kentucky HoldCo, LLC	Delaware	Holding Company	100%
CL Kentucky Cultivation, LLC	Delaware	Cultivation Entity	100%
CL Kentucky Processing, LLC	Delaware	Production Entity	100%
CL Kentucky Dispensing, LLC	Delaware	Dispensary	100%
Cresco Labs, LLC	Illinois	Operating Entity	66%
IP CL, LLC	Delaware	Holding Company	100%
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production and Dispensary Facility	99%
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Wellbeings, LLC	Delaware	CBD Wellness Product Development	100%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Holding Company	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs PA, LLC	Illinois	Holding Company	100%
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production and Dispensary Facility	100%
Strip District Education Center	Pennsylvania	Holding Company	100%
JDC Newark, LLC	Ohio	Holding Company	100%
Verdant Creations Newark, LLC	Ohio	Dispensary	100%
Strategic Property Concepts, LLC	Ohio	Holding Company	100%
JDC Marion, LLC	Ohio	Holding Company	100%
Verdant Creations Marion, LLC	Ohio	Dispensary	100%
Strategic Property Concepts 4, LLC	Ohio	Holding Company	100%
JDC Chillicothe, LLC	Ohio	Holding Company	100%
Verdant Creations Chillicothe, LLC	Ohio	Dispensary	100%
Strategic Property Concepts 5, LLC	Ohio	Holding Company	100%
JDC Columbus, LLC	Ohio	Holding Company	100%
Care Med Associates, LLC	Ohio	Dispensary	100%
PDI Medical III, LLC	Illinois	Dispensary	100%
Phoenix Farms of Illinois, LLC	Illinois	Dispensary	100%
FloraMedex, LLC	Illinois	Dispensary	100%
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Missouri Management, LLC	Missouri	Holding Company	100%
JDRC Acquisitions, LLC	Illinois	Holding Company	100%
JDRC 7841 Grand LLC	Illinois	Holding Company	100%
JDRC Lincoln, LLC	Illinois	Holding Company	100%
JDRC Danville, LLC	Illinois	Holding Company	100%
JDRC Kankakee, LLC	Illinois	Holding Company	100%
JDRC Brookville, LLC	Illinois	Holding Company	100%
Cresco Labs Michigan, LLC[2]	Michigan	Cultivation and Production Facility	85%
1See Note 17 “Variable Interest Entities” for additional information.
2Legally, Cresco Labs Michigan, LLC is 42.5% owned by a related party within management of the Company.

Cresco U.S. Corp., which is wholly owned by the Company, is the sole manager of Cresco Labs, LLC; Cresco Labs, LLC is the sole owner and manager of Cresco Labs Notes Issuer, LLC. Therefore, the Company controls Cresco Labs Notes Issuer, LLC and has consolidated its results into the consolidated financial statements.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

(e)Non-Controlling Interests
Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the Consolidated Balance Sheets, and the share of income attributable to NCI is shown as Net income attributable to non-controlling interests, net of tax in the Consolidated Statements of Operations and Comprehensive Loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions. See Note 7 “Share Capital” for additional information.

(f)Variable Interest Entities

A variable interest entity (“VIE”) is an entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured such that equity investors lack the ability to control the entity’s activities or do not substantially participate in the gains and losses of the entity. Upon inception of a contractual agreement, and thereafter, if a reconsideration event occurs, the Company performs an assessment to determine whether the arrangement contains a variable interest in an entity and whether that entity is a VIE. The primary beneficiary of a VIE is the party that has both the power to direct the activities that most significantly impact the economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. Under ASC 810 Consolidations, where the Company concludes that it is the primary beneficiary of a VIE, the Company consolidates the financial results of the entity. The Company aggregates the disclosure of our VIEs based on certain qualitative and quantitative factors including the similarity of risks and rewards, nature of the assets, and type of involvement we have with each VIE. See Note 17 “Variable Interest Entities” for additional information on VIEs.
(g)Cash and Cash Equivalents

Cash and cash equivalents include cash deposits in financial institutions, other deposits that are readily convertible into cash, with original maturities of three months or less and cash on hand at retail locations.
(h)Restricted Cash

Restricted cash represents amounts held in escrow related to investments, acquisitions, building improvements and debt covenants.
(i)Accounts Receivable
Accounts receivable are recorded net of allowance for expected credit losses. The Company develops a provision matrix and measures the expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors. The Company also estimates and provides an allowance for expected credit losses based on contractual payment terms, actual payment history of its customers, current economic conditions, and individual customer circumstances. Accounts receivable are evaluated monthly based on expected collections over its life and an adjustment is recorded as needed. When a receivable is uncollectible, it is written off against the provision. Subsequent recoveries of amounts previously written off are credited to the Consolidated Statements of Operations. See Note 16 “Financial Instruments and Financial Risk Management” for further discussion.
(j)Inventory
Inventory is primarily composed of raw materials (cannabis and non-cannabis), work-in-process, and finished goods. Inventory is recorded at the lower of cost or net realizable value, with cost determined using the weighted average cost method. For manufactured inventory, costs incurred during the growing and production of cannabis and cannabis-based products are capitalized, net of yield adjustments, as incurred to the extent that costs are less than net realizable value. These costs include, but are not limited to,

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

materials, labor, overhead and occupancy costs, cannabis taxes, and depreciation expense on equipment involved in manufacturing, packaging, labeling, inspection, and testing. Fixed costs associated with underutilized facilities are taken as expenses within the current period. Capacities are set using normalized operating capacity as defined by Accounting Standards Codification (“ASC”) 330 Inventory. Costs related to purchased finished goods are recorded at cost, including freight. The Company reviews inventory for obsolete, redundant, and slow-moving goods and any such inventory is written down to net realizable value.
(k)Business Combinations and Assets and Liabilities Held for Sale

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for by applying the acquisition method. The total consideration transferred in a business combination is the sum of the fair values of assets transferred, liabilities assumed, equity interests, and other consideration issued by the acquirer in exchange for control of the acquiree. The acquisition date is the date on which the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where ASC 805 Business Combinations provides exceptions to recording the amounts at fair value. Preliminary balances recorded are subject to change during the measurement period, which will conclude at the earlier of the date the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date, learns that more information is not obtainable, or one year following the acquisition date. Acquisition costs of the acquirer are expensed to profit or loss; acquisition costs of the acquiree paid by the acquirer may comprise a portion of consideration transferred. Non-controlling interest in the acquiree, if any, is recognized at fair value.

The Company classifies an asset or disposal group as held for sale in accordance with ASC 360 Property, Plant and Equipment, when the following criteria are met:

(i)management, having the authority to approve the action, commits to a plan to sell the asset (disposal group);
(ii)the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups);
(iii)an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated;
(iv)the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year;
(v)the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value;
(vi)actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Disposal groups held for sale are reported at the lower of carrying amount or fair value less costs to sell. Long-lived assets classified as held for sale are not subject to depreciation or amortization, and both the assets and any liabilities directly associated with the disposal group are presented separately within our Consolidated Balance Sheets. Subsequent changes to the estimated fair value less cost to sell are recorded as gains or losses in our Consolidated Statements of Operations, and any subsequent gains are limited to the cumulative losses previously recognized. The Company did not have any assets classified as held for sale as of December 31, 2025 and 2024.

(l)Property and Equipment
Property and equipment is stated at cost, net of accumulated depreciation. Land is recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the asset. The Company evaluates the recoverability of property, plant and equipment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. In those

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

cases, the assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the carrying value of an asset exceeds its estimated future undiscounted cash flows, the Company will determine the fair value of the assets within the asset group and record an impairment loss calculated as the excess in carrying value over fair value. Equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life of the improvement. Any gain or loss arising from derecognition or impairment of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the accompanying Consolidated Statements of Operations. The Company assesses property and equipment for indicators of impairment throughout the reporting period. Repairs and maintenance that do not improve efficiency or extend economic life are charged to expense as incurred. See Note 4 “Property and Equipment” for additional details.

Category	Estimated Useful Life
Leasehold Improvements	1 - 16 years
Machinery and Equipment	5 - 15 years
Furniture and Fixtures	3 - 7 years
Vehicles	5 years
Website and Software	3 years
Computer Equipment	3 - 5 years
Buildings and Building Improvements	5 - 39 years

(m)Leases

The Company has entered into leases primarily for its corporate offices, cultivation and processing facilities, and dispensaries. At inception of a contract, the Company determines whether the contract includes a lease. A contract contains a lease if it includes enforceable rights and obligations under which the right to control the use of an identified asset is conveyed for a period of time in exchange for consideration. The Company recognizes a right-of-use (“ROU”) asset and a lease liability at the commencement date – the date when the asset is available for use by the lessee.
The Company assesses at lease commencement whether it is reasonably certain to exercise extension or termination options. The Company reassesses its lease portfolio to determine whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. The extension options, which are considered reasonably certain to be exercised, are mainly those for which operational decisions have been made that make the lease assets vital to the continued relevant business activities.
Liabilities arising from a lease are initially measured at the present value of the lease payments not yet paid, using the Company’s incremental borrowing rate. Lease liabilities include the value of the following payments:
(i)Fixed payments, including in-substance fixed payments, less any lease incentives receivable;
(ii)The exercise price of a purchase option if the Company is reasonably certain to exercise that option; and
(iii)Penalties for early termination of the lease, if the lease term reflects the Company exercising an option to terminate the lease.

The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is decreased by cash paid net of interest expense incurred. The lease liability is remeasured when

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

there is a change in future lease payments, or if the Company changes its assessment of whether it will exercise an extension, purchase, or termination option.
ROU assets are measured at cost and are comprised of the following:
(i)The amount of the initial measurement of lease liability;
(ii)Lease payments made at or before the commencement date less any lease incentives received;
(iii)Any initial direct costs; and
(iv)An estimate of costs of dismantling and removing the underlying asset, restoring the site on which it is located, or the underlying asset, if applicable.
The ROU asset is depreciated on a straight-line basis from the commencement date to the end of the lease term. A fixed amount of rent expense is recognized on a straight-line basis over the lease term for operating leases. For finance leases, depreciation expense on the ROU asset and interest expense on the lease liability are recognized over the lease term. The value of the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain revaluations of the lease liability.
In accordance with the guidance in ASC 842 Leases, the Company has elected not to recognize ROU assets and lease liabilities where the total lease term is less than or equal to twelve months. The payments for such leases are recognized as rent expense within Selling, general, and administrative expenses or Cost of goods sold in the Consolidated Statements of Operations on a straight-line basis over the lease term. See Note 5 “Leases” for additional information.
(n)Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date or date of consolidation of financial information and control transfers to the Company. Amortization of definite-lived intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Costs incurred during the year to renew or extend the term of a recognized intangible asset are included within additions and are amortized on a straight-line basis over the useful lives of the permit or license renewal period. See Note 6 “Intangible Assets and Goodwill” for additional details. Intangible assets are amortized over the following terms:

Category	Estimated Useful Life
Customer Relationships	7 - 8 years
Permit Application Fees	1 - 2 years
The estimated useful lives and residual values are reviewed at each year end and any changes in estimates are accounted for prospectively. Intangible assets that have an indefinite useful life are not subject to amortization. The Company’s indefinite-lived intangible assets consist of licenses, which represent the future benefits associated with the Company’s cultivation, processing, and dispensary licenses. Absent such license intangibles, the Company cannot continue as a going concern and as such, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows to the Company.
Definite-lived intangible assets are tested for impairment when there is an indication of impairment. Indefinite-lived intangible assets are tested for impairment annually, or more frequently, as warranted if events or changes in circumstances indicate impairment.
For the purpose of impairment testing, goodwill and indefinite-lived intangible assets have been allocated to reporting units, determined based on the smallest identifiable group of assets that generate cash inflows and outflows that are largely independent of cash inflows from other assets or group of assets.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

(o)Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of a business over the fair value of the net assets acquired. Goodwill is allocated to the reporting unit or reporting units, which are expected to benefit from the synergies of the combination.
Goodwill is not subject to amortization and is tested for impairment annually, or more frequently as warranted if events or changes in circumstances indicate impairment may have occurred. For the purpose of impairment testing, goodwill and indefinite-lived intangible assets have been allocated to reporting units or groups of reporting units representing the lowest level at which the assets generate cash inflow and outflow independent of other assets. An impaired asset is written down to its estimated fair value based on the most recent information available. The Company assesses the fair values of its reporting units using an income-based approach. Under the income approach, fair value is based on the present value of estimated future cash flows. The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows, discount rates, and the allocation of shared or corporate costs. The impairment review, which is performed on December 1 of each year, begins with a qualitative assessment of all reporting units. If the Company determines, based on evaluating all available evidence, that a reporting unit’s carrying value may exceed its fair value at the testing date, the Company performs a quantitative impairment assessment. If the carrying value of these intangible assets or the reporting unit exceeds the fair values, the Company would record an impairment charge based on the excess of the carrying value over the fair value. See Note 6 “Intangible Assets and Goodwill” for additional details.
(p)Income Taxes

Tax expense recognized in profit or loss is comprised of the sum of current and deferred taxes not recognized in other comprehensive loss or directly in equity.
(i)Current Tax
Current tax assets and/or liabilities are comprised of claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.
(ii)Deferred Tax
Deferred taxes are calculated using the asset and liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full. The measurement of deferred tax assets is reduced through a valuation allowance, if necessary, by the amount of any tax benefits that, based on available evidence, are more likely than not expected to be unrealized. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority. Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive loss or directly in equity, in which case the related deferred tax is also recognized in other comprehensive loss or equity, respectively.
As the Company operates in the cannabis industry, the Company is subject to the limits of Internal Revenue Code (“IRC”) Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Additionally, certain states including Arizona, California, Illinois, Massachusetts, Michigan, New York, and Pennsylvania do not conform to IRC Section 280E and, accordingly, the Company generally deducts all operating expenses on its income tax returns in these states. See Note 20 “Provision for Income Taxes and Deferred Income Taxes” for additional details.
(q)Loans Receivable

The Company may provide financing to various related and non-related businesses within the cannabis industry. These loans are classified as held for investment and accounted for as financial instruments in accordance with ASC 310 Receivables. At each reporting date, the Company applies its judgment to evaluate the collectability of the Loans receivable balance and records a provision based on the assessed amount of expected credit loss (“ECL”). See Note 16 “Financial Instruments and Financial Risk Management” for additional details.
(r)Change in Accounting Policy

On December 1, 2024, the Company elected to change its accounting policy related to its annual impairment test date from October 1 to December 1. The Company implemented the change to better align impairment testing with our annual financial and strategic planning process, which includes several key factors for each reporting unit, including projected future operating results, anticipated future cash flows, discount rates, and the allocation of shared or corporate costs used in our annual impairment testing. During 2024, the Company performed annual impairment testing on October 1, 2024 and December 1, 2024, and concluded there was impairment of the carrying value of indefinite-lived intangible assets. See Note 6 “Intangible Assets and Goodwill” for additional details. The change was applied prospectively in accordance with ASC 250 Change in Accounting Principle.

(s)Revenue Recognition

Revenue is recognized by the Company in accordance with ASC 606. Through application of ASC 606, the Company recognizes revenue to depict the transfer of promised goods to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods.
In order to recognize revenue under ASC 606, the Company applies the following five (5) steps:
(i)Identify a customer along with a corresponding contract;
(ii)Identify the performance obligation(s) in the contract to transfer goods to a customer;
(iii)Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods to a customer;
(iv)Allocate the transaction price to the performance obligation(s) in the contract; and
(v)Recognize revenue when or as the Company satisfies the performance obligation(s).

Wholesale and Retail Revenue

Revenue consists of wholesale and retail sales of cannabis and other cannabis-derived and related products. Wholesale and retail sales are both generally recognized at a point in time when control over the goods has been transferred to the customer and is recorded net of sales discounts. For retail sales, payment is typically due upon transferring the goods to the customer. For wholesale sales, payment is typically due upon transferring the goods to the customer or within a specified time period permitted under agreed-upon payment terms. The Company does not enter into long-term sales contracts.
The Company generates revenues, net of sales discounts, at the point in time the control of the product is transferred to the customer, as the Company has a right to payment and the customer has assumed significant risks and rewards of such product without any remaining performance obligation. Revenue is

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

recognized upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control upon delivery to the customer. For some of its locations, the Company has customer loyalty programs where retail customers accumulate points based on their level of spending and use these points for discounts on cannabis and cannabis related products.

Loyalty Programs

In the states of Illinois, New York, Florida, Ohio and Massachusetts; the Company has customer loyalty programs where retail customers accumulate points based on their level of spending. Monthly, the total outstanding, unused point balance is recorded as a contract liability on each dispensary based on weighted-average sales for the given month until customers redeem their points for discounts on cannabis products as part of an in-store sales transaction or the points expire after six months of no spend activity. The Company records this performance obligation as a reduction of revenue. Based on the estimated probability of point redemption using historical redemption rates a standalone selling price by state is calculated. This standalone selling price is used to convert that state’s point balance to dollars. Loyalty points may be redeemed by customers for $0.03 for each point off of future purchases. The Company records a performance obligation as a reduction of revenue of $0.02 per loyalty point, inclusive of breakage expectations in respective markets. In the event of a product recall, the expected value method is utilized to estimate the financial impact and a reduction of revenue is recorded.
Upon redemption, the loyalty program obligation is relieved, and the offset is recorded as revenue. As of December 31, 2025 and December 31, 2024, there were 65.8 million and 76.2 million points outstanding, respectively. The contract liability totaled $1.2 million and $1.4 million as of December 31, 2025 and December 31, 2024, respectively, which is included in Accrued liabilities on the Consolidated Balance Sheets. The Company expects outstanding loyalty points to be redeemed within one year.

(t)Share-Based Compensation
The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. For awards with performance conditions, compensation expense is recognized over the service period of awards and adjusted for the probability of achievement of performance-based goals. Expected forfeitures are applied to awards using an expected forfeiture rate that is calculated annually. The expected forfeiture rate is reviewed quarterly and an updated forfeiture rate will be applied to all outstanding awards if there has been a material change to the rate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expense reflects the revised estimate. For share-based payments granted to non-employees, the compensation expense is measured at the fair value of the equity instrument on the grant date. See Note 8 “Share-Based Compensation” for additional information on share-based compensation.
(u)Advertising Costs
Advertising costs are expensed as incurred and are included in Selling, general, and administrative expenses in the accompanying Consolidated Statements of Operations and totaled $6.3 million and $7.1 million for the years ended December 31, 2025 and 2024, respectively.
(v)Excise Tax

The Company recognizes excise tax as Cost of goods sold or Selling, general, and administrative expense based on whether the tax is generated on production of cannabis or as part of selling costs, respectively.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

(w)Loss Per Share
Loss per share (“EPS”) is calculated by dividing the net earnings or loss attributable to shareholders by the weighted-average shares outstanding during the period. The Company presents basic and diluted EPS in the Consolidated Statements of Operations. Basic EPS is calculated by dividing the profit or loss attributable to shareholders by the weighted-average number of shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares, which are comprised of redeemable units of Cresco Labs, LLC (“Redeemable Units”), stock options, and restricted stock units (“RSUs”) issued. Shares with anti-dilutive impacts are excluded from the calculation. The number of shares included with respect to Redeemable Units, stock options, and RSUs is computed using the treasury stock method. See Note 9 “Net Loss Per Share” for additional information on EPS.
(x)Fair Value of Financial Instruments

The Company accounts for assets and liabilities measured at fair value on a recurring basis in accordance with ASC 820 Fair Value Measurements. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the inputs to the fair value measurements. The three levels of the hierarchy are:
(i)Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
(ii)Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly;
(iii)Level 3 – Inputs for the asset or liability that are not based on observable market data.

See Note 16 “Financial Instruments and Financial Risk Management” for additional details.
(y)Use of Estimates

The preparation of the Company’s consolidated financial statements under GAAP requires management to make estimates, judgments, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised for the current as well as future periods that are affected.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

(z)Newly Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures. The ASU expands disclosures in an entity’s income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation, as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis, with retrospective application permitted. The Company adopted this ASU for the fiscal year ended December 31, 2025 on a prospective basis. The adoption of this ASU resulted in additional disclosure about the Company's effective tax rate reconciliation as well as income taxes paid. See Note 20 “Provision for Income Taxes and Deferred Income Taxes” for additional details.
(aa)Recently Issued Accounting Standards

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which addresses thirty-three issues that represent changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. The amendments make the Codification easier to understand and apply. This guidance is effective for interim periods within annual reporting periods beginning after December 15, 2026. Early adoption is permitted. Upon adoption, the guidance can applied either prospectively or retrospectively. The Company is currently assessing the impact of this ASU on our consolidated financial statements.
In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which amends the navigability of the required interim disclosures and clarifying when that guidance is applicable. The amendments also provide additional guidance on what disclosures should be provided in interim reporting periods. This guidance is effective for interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. Upon adoption, the guidance can applied either prospectively or retrospectively. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial statements.
In November 2025, the FASB issues ASU 2025-08, Financial Instruments - Credit Losses (Topic 326): Purchased Loans, which expands the population of acquired financial assets subject to the gross-up approach in Topic 326. This guidance in effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company already applies the gross-up approach, as such, this ASU will not impact the Company’s financial statements.
In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient to measure credit losses on accounts receivable and contract assets. This guidance is effective for annual periods beginning after December 15, 2025, including interim periods within those annual periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial statements.
In May 2025, the FASB issued ASU 2025-03, Business Combination (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“VIE”), which provides clarifying guidance on determining the accounting acquirer in certain transactions involving VIEs. The update aims to improve consistency and comparability in financial reporting. This guidance is effective for annual periods beginning after December 15, 2026, including interim periods within those annual periods. Early adoption is permitted. Upon adoption, the guidance will be applied prospectively. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) — Disaggregation of Income Statement Expenses. In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which clarified the effective date for non-calendar year-end entities. ASU 2024-03 is intended to enhance transparency into the nature and function of expenses. ASU 2024-03 requires that on an annual and interim basis, entities disclose disaggregated operating expense information about specific categories, including purchases of inventory, employee compensation, depreciation, amortization, and depletion. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Upon adoption, ASU 2024-03 should be applied on a prospective basis, while retrospective application is permitted. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial statements.
In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the Securities and Exchange Commission’s (“SEC”) Disclosure Update and Simplification Initiative. The amendments in this update represent changes to clarify or improve disclosure and presentation requirements of a variety of Topics in the ASC. The amendments should be applied on a prospective basis and allow users to more easily compare entities subject to SEC’s existing disclosure with those entities that were not previously subject to the SEC’s requirements. The effective date for each amendment will be the date on which the SEC’s removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company is currently assessing the impact of this ASU on our consolidated financial statements.
(ab)Reclassifications

Certain immaterial prior period amounts were reclassified to conform to the current presentation.

(i)The Company is presenting separately operating and finance right-of-use assets, current and long-term lease liabilities previously included in right-of-use assets, current portion of lease liabilities, and lease liabilities on the Consolidated Balance Sheets. The reclassifications had no effect on total assets or total liabilities.

(ii)The Company reclassified changes in fair value related to our deferred and contingent considerations to other expense, net previously included in interest expense, net on the Consolidated Statements of Operations and Comprehensive Loss. The reclassification had no effect on Total other expense, net or net cash provided by operations.

(iii)The Company also combined impairment on loan receivable, loss on investments, and loss on lease termination as “Other noncash adjustments” on the Consolidated Statements of Cash Flows. The reclassification had no effect on net cash provided, or used, by operating, investing, and financing activities.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

NOTE 3. INVENTORY
Inventory as of December 31, 2025 and December 31, 2024, consisted of the following:

($ in thousands)	December 31, 2025	December 31, 2024
Raw materials	$12,875	$12,010
Raw materials - non-cannabis	12,210	13,213
Work-in-process	42,551	33,803
Finished goods	29,574	22,931
Finished goods - non-cannabis	1,456	1,386
Inventory, net	$98,666	$83,343

During the years ended December 31, 2025 and 2024, the net impact to inventory reserve was an increase of $1.9 million and $1.0 million, respectively. The expense related to the change in inventory reserve is included in Cost of goods sold presented in the Consolidated Statements of Operations.

NOTE 4. PROPERTY AND EQUIPMENT
Property and equipment as of December 31, 2025 and December 31, 2024 consisted of the following:

($ in thousands)	December 31, 2025	December 31, 2024
Land and Buildings	$213,171	$209,668
Machinery and Equipment	42,905	44,347
Furniture and Fixtures	47,745	43,054
Leasehold Improvements	170,849	183,522
Website, Computer Equipment and Software	11,975	11,853
Vehicles	2,678	2,784
Construction In Progress	22,988	12,037
Total property and equipment, gross	512,311	507,265
Less: Accumulated depreciation	(185,119)	(162,419)
Property and equipment, net	$327,192	$344,846
As of December 31, 2025 and December 31, 2024, costs related to unfinished construction at the Company’s facilities and dispensaries were capitalized in construction in progress and not depreciated. Depreciation will commence when construction is completed and the facilities and dispensaries are available for their intended use.
The following table reflects depreciation expense related to property and equipment for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
($ in thousands)	2025	2024
Depreciation expense included in cost of goods sold and ending inventory	$26,313	$28,648
Depreciation expense included in selling, general, and administrative expense	14,416	15,547
Total depreciation expense	$40,729	$44,195
As of December 31, 2025 and December 31, 2024, ending inventory includes $8.8 million and $8.2 million of capitalized depreciation, respectively.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

The following table reflects depreciation expense capitalized to cost of goods sold and depreciation expense capitalized to ending inventory for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
($ in thousands)	2025	2024
Capitalized expense included in cost of goods sold	$25,664	$33,299
Capitalized expense to inventory for prior periods	8,345	12,795
During the year ended December 31, 2025, the Company disposed of $1.3 million of property and equipment no longer in use in various states. The Company recorded a total $1.3 million net loss on the disposals of those assets. In the same period, the Company sold $1.9 million of property and equipment in various states and recorded $1.1 million in net losses on the sales. The gains and losses on disposals and sale of these assets are recorded in Other expense, net on the Consolidated Statements of Operations.

During the year ended December 31, 2025, the Company recorded $0.3 million of impairment of property and equipment related to the shut down of our Cub City cultivation facility. See Note 10 “Acquisitions and Dispositions” for additional information.

During the year ended December 31, 2024, the Company sold $0.3 million of property and equipment and recorded a $0.1 million net gain, primarily related to the sale of a medical dispensary in Pennsylvania. The gain is recorded in Other expense, net on the Consolidated Statements of Operations.

During the year ended December 31, 2024, the Company additionally disposed of $0.8 million of property and equipment no longer in use in various states. The Company recorded a total $0.8 million net loss on the disposal of those assets which is recorded in Other expense, net in the Consolidated Statements of Operations.

NOTE 5. LEASES
The Company is the lessee in all of its material leasing arrangements and has entered into leases primarily for its corporate offices, cultivation and processing facilities, and dispensaries. Depending upon the type of lease, the original lease terms generally range from 2 years to 20 years. Certain leases include renewal options ranging from 2 years to 25 years. The Company is reasonably certain to exercise renewal options ranging from 5 years to 10 years on certain leases and therefore includes these renewal options in the initial measurement of our related right-of-use assets and lease liabilities.
Some leases may contain variable lease payments based on an index or rate. These rates are initially measured using the index or rate in effect at lease commencement, and changes to index-based lease payments are recognized in profit or loss in the period of the change and are immaterial.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

The following table reflects the components of lease expense included in the Consolidated Statements of Operations:

	Year Ended December 31,
($ in thousands)	2025	2024
Lease depreciation expense included in selling, general, and administrative expense	$2,364	$2,362
Total finance lease depreciation expense	$2,364	$2,362

Rent expense included in selling, general, and administrative expense	$12,528	$12,643
Rent expense included in cost of goods sold	14,398	15,337
Total rent expense - operating leases	$26,926	$27,980

Short-term rent expense included in selling, general, and administrative expense	$425	$217
Interest expense - leases	$2,930	$3,146

During the year ended December 31, 2025, the Company’s terminated certain leases in various states and the difference between the carrying amounts of the ROU assets and lease liabilities associated with those leases resulted in $1.1 million in losses on lease termination recognized in Other expense, net in the Consolidated Statements of Operations.

During the year ended December 31, 2025, the Company recorded $0.6 million of impairment of right-of-use assets related to the shut down of it’s Cub City cultivation facility. See Note 10 “Acquisitions and Dispositions” for additional information.

The Company received tenant improvement allowance reimbursements of $0.2 million and $1.1 million across all finance and operating leasing arrangements for the years ended December 31, 2025 and 2024, respectively. The Company expects to receive an additional $1.6 million from finance and operating leasing arrangements and $0.1 million from other financing transactions in future periods.

As of December 31, 2025, maturities of lease liabilities were as follows:

($ in thousands)	Operating Leases	Finance Leases
2026	$28,688	$5,147
2027	28,866	5,241
2028	28,981	5,125
2029	29,293	4,970
2030	28,262	3,390
Thereafter	111,643	9,995
Total lease payments	$255,733	$33,868
Less: imputed interest	(118,241)	(13,069)
Less: tenant improvement allowance	(1,956)	(50)
Present value of lease liabilities	135,536	20,749
Less: current lease liabilities	(9,793)	(2,480)
Present value of long-term lease liabilities	$125,743	$18,269

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

(a)Long-term financing liabilities

The Company also has long-term financing liabilities associated with certain properties. See Note 11 “Long-term Notes and Loans Payable, Net” for additional details on these transactions. As of December 31, 2025 and 2024, the Company had long-term financing liabilities of $87.7 million and $90.9 million, respectively. For the years ended December 31, 2025 and 2024, the Company recorded payments of $13.9 million and $13.5 million, respectively, and incurred interest expense of $11.3 million and $11.5 million, respectively.

As of December 31, 2025, maturities of long-term financing liabilities were as follows:

($ in thousands)	Long-term financing liabilities
2026	$14,223
2027	14,580
2028	14,946
2029	15,321
2030	15,421
Thereafter	66,176
Total financing payments	$140,667
Less: interest	(49,645)
Less: tenant improvement allowance	(58)
Present value of financing liabilities	$90,964
Less: short-term financing liabilities	(3,300)
Present value of long-term financing liabilities	$87,664

Other information related to leases as of and for the years ended December 31, 2025 and 2024 was as follows:

	December 31, 2025		December 31, 2024
($ in thousands)	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Weighted-average remaining lease term[1]	9.5	8.1	10.1	8.8
Weighted-average discount rate	15.1%	14.1%	15.0%	14.0%
1 Weighted-average remaining lease term does not include extensions which the Company is not reasonably certain to enter into.

As the interest rate implicit in a lease is generally not readily determinable, the Company uses an incremental borrowing rate to determine the present value of the lease payments. The incremental borrowing rate represents the risk-adjusted rate of interest the Company would have to pay to borrow on a collateralized basis over a similar economic environment and term.
Cash paid for interest included in the measurement of finance lease liabilities for the years ended December 31, 2025 and 2024 was $2.9 million and $3.1 million, respectively.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

NOTE 6. INTANGIBLE ASSETS AND GOODWILL
(a)Intangible Assets

Intangible assets consisted of the following as of December 31, 2025 and December 31, 2024:

	December 31, 2025			December 31, 2024
($ in thousands)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Definite-Lived Intangible Assets:
Customer Relationships	$30,600	$(19,150)	$11,450	$31,300	$(15,736)	$15,564
Trade Names	1,400	(1,400)	—	2,100	(1,750)	350
Permit Application Costs	4,488	(3,123)	1,365	20,699	(18,270)	2,429
Other Intangibles	4,917	(4,917)	—	6,013	(6,013)	—
Indefinite-Lived Intangible Assets:
Licenses	262,527	—	262,527	275,651	—	275,651
Total Intangible Assets	$303,932	$(28,590)	$275,342	$335,763	$(41,769)	$293,994

During the year ended December 31, 2025, the gross carrying amount of intangible assets decreased by $31.8 million, primarily related impairment of indefinite-lived licenses discussed below as well as fully amortized definite-lived licenses being removed from the Consolidated Balance Sheets. During the year ended December 31, 2024, the gross carrying amount of intangible assets increased by $3.6 million, primarily related to the acquisition of Keystone Integrated Care, LLC by the Company on April 24, 2024 (the “Keystone acquisition”).

The following table reflects the amortization expense related to definite-lived intangible assets for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
($ in thousands)	2025	2024
Amortization expense included in cost of goods sold and ending inventory	$2,991	$3,245
Amortization expense included in selling, general, and administrative expense	3,397	3,861
Total amortization expense	$6,388	$7,106

As of December 31, 2025 and December 31, 2024, ending inventory included $0.3 million and $0.2 million of capitalized amortization, respectively.

The following table reflects amortization expense capitalized to cost of goods sold and amortization expense capitalized to ending inventory for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
($ in thousands)	2025	2024
Capitalized expense included in cost of goods sold	$2,927	$3,058
Capitalized expense to inventory for prior periods	237	977

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

The following table outlines the estimated amortization expense related to intangible assets for each of the next five years:

($ in thousands)	Estimated Amortization Expense
2026	$5,070
2027	3,214
2028	2,893
2029	1,638
2030	—
Total estimated amortization expense	$12,815

(b)Goodwill

The changes in carrying amount of goodwill by segment are as follows for the year ended December 31, 2024 and the year ended December 31, 2025:

($ in thousands)	Wholesale	Retail	Total
Balance at January 1, 2024	$77,330	$202,367	$279,697
Additions from acquisitions	1,006	2,631	3,637
Measurement period adjustments	41	109	150
Balance at December 31, 2024	$78,377	$205,107	$283,484
Impairment loss	(20,822)	(54,489)	(75,311)
Balance at December 31, 2025	$57,555	$150,618	$208,173
(c)Impairment

During the year ended December 31, 2025, the Company recorded impairment to indefinite-lived intangible assets related to the following:

•During the fourth quarter of 2025, management determined it is more likely than not that the carrying value of the New York reporting unit exceeded its fair value due to updated forecasts and projections. As a result, $18.2 million of impairment charges reducing the carrying value of licenses and $75.3 million of goodwill impairment was recognized in the Consolidated Statements of Operations.

•During the year ended December 31, 2025, the Company recorded a fair value adjustment of $11.6 million in the Consolidated Statements of Operations based on the shutdown of Cub City and proceeds of the sale of Sonoma’s Finest, see Note 10 “Acquisitions and Dispositions” for additional information. This included $4.2 million of impairment of intangible assets.

During the year ended December 31, 2024, the Company recorded impairment to indefinite-lived intangible assets related to the following:

•During the third quarter of 2024, management determined it is more likely than not that the carrying value of the California reporting unit exceeded its fair value due to updated forecasts and projections. As a result, $2.3 million of impairment charges reducing the carrying value of licenses was recognized in the Consolidated Statements of Operations.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

Annual impairment testing involves determining the fair value, or recoverable amount, of the reporting units to which goodwill and indefinite-lived intangible assets are allocated, and comparing this to the carrying value of the reporting units. The measurement of the recoverable amount of each reporting unit was calculated based on the higher of the reporting unit’s fair value less costs to sell, or value in use, which are Level 3 measurements within the fair value hierarchy.

The calculation of each of the recoverable amounts based on discounting the future cash flows (value in use) was based on the following key assumptions:

•Cash flows were projected based on the Company’s long-term business plan for each reporting unit and reporting segment. Cash flows beyond the long-term business plan were projected to grow at a perpetual growth rate, which was estimated at 2.0%.

•Discount rates applied in determining the recoverable amount of the reporting units and reporting segments noted above range between 12.0% and 15.0% based on the pre-tax weighted-average cost of capital of each reporting unit and other peers in the industry. The values assigned to the key assumptions represent management’s assessment of future trends in the industries in which the reporting units operate and are based on both external and internal sources and historical trend data.

NOTE 7. SHARE CAPITAL
(a)     Authorized
The authorized share capital of the Company is comprised of the following:
(i)Unlimited Number of Subordinate Voting Shares, Without Par Value
Holders of SVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SVS will be entitled to one vote in respect of each SVS held. As long as any SVS remain outstanding, the Company will not, without the consent of the holders of the SVS by separate special resolution, prejudice or interfere with any right attached to the SVS. Holders of SVS will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company.
(ii)Unlimited Number of Proportionate Voting Shares, Without Par Value
Holders of PVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of PVS will be entitled to one vote in respect of each SVS into which such PVS could ultimately be converted (200 votes per PVS). As long as any PVS remain outstanding, the Company will not, without the consent of the holders of the PVS and Super Voting Shares (“MVS”) by separate special resolution, prejudice or interfere with any right or special right attached to the PVS. Holders of PVS have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu as to dividends and any declaration or payment of any dividend on the SVS.
(iii)Unlimited Number of Super Voting Shares, Without Par Value
Holders of MVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

Company will have the right to vote. At each such meeting, holders of MVS will be entitled to 2,000 votes in respect of each MVS held.
(iv)Unlimited Number of Special Subordinate Voting Shares, Without Par Value
Holders of SSVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SSVS will be entitled to a 0.00001 vote in respect of each SSVS held. As long as any SSVS remain outstanding, the Company will not, without the consent of the holders of the SSVS by separate special resolution, prejudice or interfere with any right attached to the SSVS. Holders of SSVS will be entitled to receive dividends in cash or property of the Company, if and when declared by the Board of Directors.
(b)     Issued and Outstanding Shares
(i)Redeemable Units
As part of a reverse takeover that occurred on November 30, 2018, unit holders of Cresco Labs, LLC exchanged their units for a new class of Redeemable Units in Cresco Labs, LLC. Each Redeemable Unit is only exchangeable for the equivalent of one SVS in Cresco Labs Inc. (without any obligation to redeem in cash). These unit holders hold an interest only in Cresco Labs, LLC; until Redeemable Units are exchanged for SVS, holders of Redeemable Units have the right to participate only in the earnings of Cresco Labs, LLC and not the earnings of the Company.
(ii)    Issued and Outstanding Shares
As of December 31, 2025 and 2024, issued and outstanding capital consisted of the following:

(shares in thousands)	Redeemable Units	SVS[1]	PVS[2]	MVS	SSVS[3]
Beginning balance, January 1, 2024	96,699	320,757	18,950	500	2
Stock options exercised	—	5	—	—	—
RSUs issued	—	2,338	—	—	—
Issuance of shares related to acquisitions	—	1,422	—	—	—
Cresco LLC redemptions	(4,642)	4,642	—	—	—
PVS converted to SVS	—	1,843	(1,843)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	483	—	—	—
Ending Balance, December 31, 2024	92,057	331,490	17,107	500	2
Stock options exercised	—	8		—	—
RSU Issuance	—	2,406	—	—	—
Issuance of shares related to settlement of acquisition contingent consideration	—	374	—	—	—
Cresco LLC redemptions	(6,758)	6,758	—	—	—
PVS converted to SVS	—	830	(830)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	784	—	—	—
Issuance of shares for consulting services	—	543	—	—	—
Share Issuances	—	40	21
Ending Balance, December 31, 2025	85,299	343,233	16,298	500	2
1 SVS includes shares pending issuance or cancellation
2 PVS presented on an “as-converted” basis to SVS (1-to-200)
3 SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

(i)     Issuance of Shares - Acquisitions
During the nine months ended December 31, 2025 and 2024, the Company issued shares in conjunction with certain acquisitions as follows:

(in thousands)	Acquisition date	SVS shares issued	Equity-based consideration
Year Ended December 31, 2025
Keystone[1] - Contingent Consideration	April 24, 2024	374	$750

Year Ended December 31, 2024
Keystone	April 24, 2024	1,422	$2,850
1 Keystone Integrated Care, LLC (“Keystone”)
(c)     Distribution to Non-controlling Interest Holders
Tax distributions are based off the tax rate determined by Cresco Labs Inc. (which is currently the highest U.S. individual income tax rates) applied to taxable income generated from Cresco Labs, LLC (i.e., not the whole Cresco group), which is the Company’s most significant distribution, and attributable to the NCI members. The Company has other tax and non-tax distributions that are calculated in accordance with each relevant operating agreement.
As of December 31, 2025, the Company had an asset of $11.3 million for tax-related distributions to 2025 and 2024 unit holders of Cresco Labs, LLC and other minority interest holders. As of December 31, 2024, the Company had an asset of $17.4 million for tax-related distributions to the 2024 and 2023 unit holders of Cresco Labs, LLC and other minority interest holders. During the second quarter of 2024, the Company recorded significant tax and tax-related items due to uncertain tax positions that its operations are not subject to IRC Section 280E. Due to this updated position, the Company determined it had overpaid tax distributions to 2024 and 2023 unit holders, and thus is currently in a net asset position.

In accordance with the underlying operating agreements, the Company declared and paid required distribution amounts to 2025 unit holders of Cresco Labs, LLC and other minority holders a 3.5 million amount during the year ended December 31, 2025. Similarly, the Company declared and paid required tax distribution amounts to 2024 unit holders of Cresco Labs, LLC and other minority interest holders of $27.2 million during the year ended December 31, 2024.
(d)     Changes in Ownership and Non-controlling Interests
During the years ended December 31, 2025 and 2024, redemptions of 6.8 million and 4.6 million Redeemable Units occurred, respectively, which were converted into an equivalent number of SVS. These redemptions resulted in a decrease of 2.7% and 1.9% in non-controlling interest in Cresco Labs, LLC, respectively.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

The effects of changes in the Company’s ownership interests in less than 100% owned subsidiaries during the years ended December 31, 2025 and 2024 were as follows:

	Year Ended December 31,
($ in thousands)	2025	2024
Net loss attributable to Cresco Labs Inc.	$(135,408)	$(74,438)
Changes in Cresco Labs Inc. equity due to redemptions of Cresco Labs, LLC units:
Share capital	5,491	8,282
Accumulated deficit	(12,350)	(12,512)
Total change from net loss attributable to Cresco Labs Inc. and change in ownership interest in Cresco Labs, LLC.	$(142,267)	$(78,668)

NOTE 8. SHARE-BASED COMPENSATION
The Company has a share-based compensation plan (the “Plan”) for employees, board members, and service providers. Under the Plan, stock options and RSUs issued have no voting rights and vest proportionately over periods ranging from the grant date to 5 years from the issuance date. Stock options exercised and RSUs issued are converted to SVS. Stock option expiration dates typically range from 8 years to 10 years after the grant date. In July 2024, the Plan was amended to increase the maximum number of shares that can be reserved for issuance under the Plan to 10% of the issued and outstanding shares (on an as converted to SVS basis) plus an additional 20 million shares. The calculation for the maximum number of shares that can be reserved for issuance under the Plan will remain in place until the 10% of the issued and outstanding shares (on an as converted to SVS basis) is greater than such number. At that point, the maximum number of shares reserved for issuance under the Plan shall not exceed 10% of the issued and outstanding shares (on an as converted to SVS basis).
(a)    Exchange Programs
(i)     Award Exchange Program
On August 20, 2025, the Company commenced an offer for a one-time stock award exchange program (the “Award Exchange Program”) to certain employee option holders (“Eligible Participants”) who held certain underwater stock options and remained employed by the Company through the completion of the Award Exchange Program. Eligible Participants with an outstanding stock option that had an exercise price equal to or greater than 2.25 or 6.62 times the closing price on the expiration date of the Award Exchange Program of September 17, 2025 or with an outstanding stock option expiring before September 30, 2030, had the option to exchange their existing options for new RSUs (“New RSUs”) with a three-year vesting period. Eligible Participants had until September 17, 2025 to elect to exchange their existing stock options. Pursuant to the Award Exchange Program, 15 eligible participants elected to exchange 8.9 million stock options for 8.9 million New RSUs. The Award Exchange Program was subject to a shareholder vote at the Company’s Annual General and Special Meeting of shareholders held on September 16, 2025. The Award Exchange Program was approved as of the meeting. On September 17, 2025, the Company granted 8.9 million New RSUs pursuant to the terms of the Option Exchange Program and the Plan. Incremental expense of $5.6 million will be recognized over the three-year vesting period of the New RSUs.
(ii)     Options Exchange Program
On April 9, 2024, the Company commenced an offer for a one-time stock option exchange program (the “Option Exchange Program”) to certain employee option holders (“Eligible Participants”) who held certain underwater options and remained employed by the Company through the completion of the Option Exchange Program. Eligible Participants with an outstanding stock option that had an exercise price equal

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

to or greater than $3.36 or 1.5 times the closing price on the expiration date of the Option Exchange Program of May 6, 2024, had the option to exchange their existing options for new options (“New Options”) that have an exercise equal to the higher of the closing price of the Company’s SVS as reported on the OTCQX market (the “OTC”) on (i) the New Option grant date, or (ii) the trading day preceding the New Option grant date. Eligible Participants had until May 6, 2024 to elect to exchange their existing stock options. Pursuant to the Option Exchange Program, 266 eligible participants elected to exchange 3.9 million stock options for 2.2 million New Options. The Option Exchange Program was subject to a shareholder vote at the Company’s Annual General and Special Meeting of shareholders held on July 10, 2024. The Option Exchange Program was approved as of the meeting. On July 10, 2024, immediately following the shareholder approval, the Company granted 2.2 million New Options pursuant to the terms of the Option Exchange Program and the Plan. The exercise price of the New Options is $2.10, which was the closing price of the SVS on the OTC on May 6, 2024. The New Options received in exchange for any originally vested stock options have a new 1-year cliff vesting schedule and an 8-year term. The New Options received in exchange for any originally unvested stock options have a new 2-year graded vesting schedule (with 50% vesting each year), and an 8-year term. Incremental expense of $0.2 million will be recognized over the new term of the New Options.
(b)     Stock Options
The following table summarizes activity related to stock options outstanding as of and for the year ended December 31, 2025:

(Stock options and intrinsic value in thousands)	Number of stock options outstanding	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Aggregate intrinsic value
Outstanding – January 1, 2025	24,153	$2.91	6.33	$—
Granted	7,243	0.95
Exercised	(8)	1.35
Forfeited, cancelled, and expired	(2,735)	2.43
Cancelled under the Award Exchange Program	(8,866)	3.32
Outstanding[1] - December 31, 2025	19,787	$2.23	7.38	$1,775
Exercisable - December 31, 2025	11,077	$3.02	6.20	$355
[1] Outstanding stock options include stock options granted to the Company’s Chief Executive Officer during the year ended December 31, 2024, that vest based on the achievement of certain market-based performance goals over the performance period, including the achievement of certain stock price performance targets.

The following table summarizes the weighted-average grant date fair value and total intrinsic value of stock options exercised for the years ended December 31, 2025 and 2024:

(In thousands, except per share data)	December 31, 2025	December 31, 2024
Weighted-average per share grant date fair value of stock options granted	$0.64	$1.03
Intrinsic value of stock options exercised, using market price at exercise date	$4	$3

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

The fair value of stock options granted under the Plan during the year ended December 31, 2025 and 2024 was determined using the Black-Scholes option-pricing model with the following range of assumptions at the time of the grant:

	December 31, 2025	December 31, 2024
Risk-free annual interest rate	3.8% to 4.4%	3.9% to 4.3%
Expected annual dividend yield	0%	0%
Expected stock price volatility	72.8% to 92.8%	72.4% to 84.4%
Expected life of stock options	1.5 to 7.0 years	4.5 to 7.5 years
Forfeiture rate	19.3% to 19.6%	9.9% to 34.0%
Fair value at grant date	$0.33 to $0.94	$0.24 to $1.55
Stock price at grant date	$0.51 to $1.31	$0.87 to $2.05
Exercise price range	$0.51 to $1.35	$0.92 to $6.62

Volatility was estimated by using the average historical volatility of Cresco along with comparable companies from a representative group of direct and indirect peers of publicly traded companies, as the Company and the cannabis industry have minimal historical share price history available. An increase in volatility would result in an increase in fair value at grant date. The expected life, in years, represents the period of time that stock options issued are expected to be outstanding, is estimated using the simplified method. The risk-free rate is based on U.S. treasury bills with a term equal to the expected life of the stock options. The forfeiture rate is estimated based on historical forfeitures experienced by the Company.
(c)     Restricted Stock Units
The Company has an RSU program to provide employees an additional avenue to participate in the successes of the Company. The fair value of RSUs granted was determined by the fair value of the Company’s share price on the date of grant.

The following table summarizes activity related to RSUs outstanding as of and for the year ended December 31, 2025:

(shares in thousands)	Number of RSUs outstanding	Weighted-average fair value
Outstanding – January 1, 2025	8,927	$2.14
Granted	13,560	0.95
Granted under the Award Exchange Program	8,866	0.98
Vested and settled	(2,808)	2.34
Forfeited	(2,078)	1.49
Outstanding - December 31, 2025	26,467	$1.15

For the years ended December 31, 2025 and 2024, total fair value of RSUs vested, using market price at vest date, was $2.6 million and $3.5 million, respectively.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

(d)     Expense Attribution
(i)     Stock options
The following table sets forth the classification of share-based compensation expense related to stock options for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
($ in thousands)	2025	2024
Stock Option expense included in cost of goods sold and ending inventory	$456	$1,121
Stock Option expense included in selling, general, and administrative expense	2,940	5,313
Total share-based compensation expense for stock options	$3,396	$6,434

Unrecognized share-based compensation expense as of December 31, 2025, for unvested stock options was $3.0 million and will be recorded over the course of the next weighted-average remaining period of 2.0 years.
(ii)     RSUs
The following table sets forth the classification of share-based compensation expense related to RSUs for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
($ in thousands)	2025	2024
RSU expense included in cost of goods sold and ending inventory	$1,055	$1,407
RSU expense included in selling, general, and administrative expense	6,473	6,490
Total share-based compensation expense for RSUs	$7,528	$7,897

Unrecognized share-based compensation expense related to RSUs as of December 31, 2025, is $10.9 million and will be recognized over the course of the next weighted-average remaining period of 1.7 years.
(iii)     Capitalized Inventory
As of December 31, 2025 and December 31, 2024, ending inventory includes $0.5 million and $0.8 million, respectively, of capitalized share-based compensation expense related to both stock options and RSUs.

The following table reflects share-based compensation expense capitalized to cost of goods sold and share-based compensation expense capitalized to ending inventory for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
($ in thousands)	2025	2024
Capitalized expense to cost of goods sold	$1,822	$2,361
Capitalized expense to inventory for prior periods	848	661

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

NOTE 9. NET LOSS PER SHARE
The following is a reconciliation for the calculation of basic and diluted loss per share for the years ended December 31, 2025 and 2024:

	Year Ended December 31,

($ in thousands, except per share amounts)	2025	2024
Numerator:
Net loss	$(140,044)	$(60,489)
Less: Net loss (income) attributable to non-controlling interests, net of tax	(4,636)	13,949
Net loss attributable to Cresco Labs Inc.	$(135,408)	$(74,438)

Denominator:
Weighted-average basic and diluted shares outstanding	355,007,044	345,474,155

Loss per Share:
Basic and diluted loss per share	$(0.38)	$(0.22)
For the years ended December 31, 2025 and 2024, weighted-average potentially dilutive shares were not included in the computation of diluted loss per common share due to the net loss during the periods presented because the shares would have had an anti-dilutive effect. Weighted-average potentially dilutive shares for the years ended December 31, 2025 and 2024, consisted of the following:

	Year Ended December 31,

(shares in thousands)	2025	2024
Redeemable Units	88,550	92,057
Stock options	24,781	24,153
RSUs	14,521	8,927
Total potentially dilutive shares	127,852	125,137

NOTE 10. ACQUISITIONS AND DISPOSITIONS
On April 24, 2024, the Company completed the acquisition of a 100% ownership interest in Keystone. As part of the acquisition, the Company acquired two operating dispensaries in Pennsylvania, as well as the right to open a new store under a third license in the future. In connection with the Keystone acquisition, transaction costs of $0.8 million were recorded as Selling, general, and administrative expense in the Consolidated Statements of Operations for the year ended December 31, 2024.

Balances are subject to change during the measurement period, which will conclude at the earlier of the date the Company receives the information it is seeking about the facts and circumstances that existed as of the acquisition date, learns that more information is not obtainable, or one year following the acquisition date. Any changes to the preliminary estimates of the fair value of the assets acquired and liabilities assumed will be recorded as adjustments to those assets and liabilities, and residual amounts will be allocated to goodwill. During the year ended December 31, 2024, the Company recorded measurement period adjustments related to changes in the valuation of certain assets and shares issued, which resulted in a $0.1 million increase in goodwill.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

The table below summarizes the total consideration and net identifiable assets and liabilities acquired in connection with the Keystone acquisition during the year ended December 31, 2024:

($ in thousands)	Amount
Total consideration:
Shares issued	$2,850
Cash	12
Payments of acquisition-related transaction costs on behalf of the acquiree	2,930
Payments	462
Contingent consideration	2,280
Total consideration	$8,534

Net identifiable assets (liabilities) acquired
Cash	$174
Inventory	250
Property and equipment	2,789
Other current assets	22
Customer relationships	300
Licenses	2,300
Total identifiable assets acquired	$5,835

Accounts payable	$(642)
Short-term liabilities	(446)
Total identifiable liabilities assumed	$(1,088)

Purchase price allocation
Net identifiable assets acquired	$4,747
Goodwill	3,787
Total consideration	$8,534

The Company calculated, on a pro-forma basis, the combined results of the acquired entity as if the Keystone acquisition had occurred on January 1, 2024. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2024, or of the future operating results.

Total unaudited pro-forma Revenue and Net loss for the combined company was $725.4 million and $60.6 million, respectively, for the year ended December 31, 2024.

For the year ended December 31, 2024, Revenue and Net income from the Keystone acquisition was $5.4 million and $1.3 million, respectively.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

(a)Deferred and Contingent Considerations

As of December 31, 2025 and December 31, 2024, the Company had $0.9 million and $2.5 million, respectively, of short-term contingent consideration related to the Keystone acquisition. Additionally, as of December 31, 2025, the Company had $1.7 million and $5.8 million of short-term and long-term deferred consideration, respectfully, related to Valley Agriceuticals, LLC (“Valley Ag”). Compared to $7.7 million of long-term deferred consideration related to Valley Ag as of December 31, 2024. The total estimated liability for Keystone and Valley Ag is based on the present value of expected payments associated with future cash flows.

During the years ended December 31, 2025 and 2024, the Company reclassified $2.3 million and $0.1 million, respectively, from long-term deferred consideration to short-term deferred consideration due to the expected timing of payment related to the Valley Ag acquisition. Additionally, during the year ended December 31, 2024, the Company reclassified $2.3 million of long-term deferred consideration to short-term due to the expected timing of payment related to the Keystone acquisition.
During the year ended December 31, 2025, the Company recorded other expense of $0.2 million and $0.9 million, related to Valley Ag operating cash flows deferred consideration and Keystone contingent consideration, respectively. For the year ended December 31, 2024, the Company recorded $1.2 million of other income related to Valley Ag operating cash flows deferred consideration and $0.2 million of other expense related to Keystone contingent consideration. The expense is recorded in Other expense, net in the Consolidated Statements of Operations. See Note 16 “Financial Instruments and Financial Risk Management” and Note 13 “Other (Expense) Income, Net” for additional information related to our deferred and contingent consideration.

(b)Dispositions

On October 31, 2025, the Company completed the sale of its Sonoma’s Finest cultivation facility, which was classified as held for sale as of June 30, 2025 and September 30, 2025. The Company received $2.1 million in proceeds from the sale comprised of $0.4 million of cash on closing along with a $1.7 million seller note with an 8% interest rate payable over an 18-month period.

As a result of the disposition, the Company recognized impairment of $9.6 million in the Consolidated Statements of Operations. This impairment included $4.7 million of right-of-use assets, $3.2 million of intangible assets, and $1.7 million of property and equipment.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

NOTE 11. LONG-TERM NOTES AND LOANS PAYABLE, NET
The following table represents the Company’s Long-term notes and loans payable, net balances as of December 31, 2025 and December 31, 2024:

($ in thousands)	December 31, 2025	December 31, 2024
Senior Secured Term Loan	$325,000	$—
Senior Loan	—	360,000
Mortgage Loans	20,161	19,787
Short-term borrowings and interest payable, net	7,484	9,325
Financing liability	91,009	93,689
Unsecured Promissory Note	1,250	—
Total borrowings and interest payable	$444,904	$482,801
Less: Unamortized discount and debt issuance costs	(17,025)	(10,117)
Less: Short-term borrowings and interest payable, net	(7,484)	(9,325)
Less: Current portion of financing liability	(3,300)	(2,609)
Total Long-term notes and loans payable, net	$417,095	$460,750

(a)Senior Secured Term Loan

On August 13, 2025, the Company closed on an agreement for a Senior Secured Term Loan with an undiscounted principal balance of $325.0 million and an original issue discount of $13.0 million. Proceeds from the Senior Secured Term Loan, along with cash on hand, was used to retire the then existing Senior Loan, reducing total debt. As a result, the Company recognized a $16.4 million loss on debt extinguishment recorded in Other expense, net on the Consolidated Statements of Operations for the three months ended December 31, 2025.
The Senior Secured Term Loan accrues interest as a rate of 12.5% per annum, payable in cash quarterly and has a stated maturity date of August 13, 2030. The Company’s effective interest rate for the Senior Secured Term Loan is 13.8%. Upon inception of the Senior Secured Term Loan, the Company capitalized $15.8 million of deferred financing fees.
The Senior Secured Term Loan is secured by a guarantee from substantially all material subsidiaries of the Company, as well as by a security interest in certain assets of the Company and such material subsidiaries. The Senior Secured Term Loan contains negative covenants which restrict the actions of the Company and its subsidiaries during the term of the loan, including restrictions on paying dividends, making investments and incurring additional indebtedness. The Company is also subject to compliance with affirmative covenants, some of which may require management to exercise judgment. In addition, the Company is required to maintain a minimum cash balance of $30.0 million. As of December 31, 2025, the Company was in compliance with all covenants.
The Company may prepay in whole, or in part, the Senior Secured Term Loan at any time prior to the stated maturity date, subject to certain conditions. Any prepayment of the outstanding principal amount must also include all accrued and unpaid interest and fees. Interest expense is discussed in Note 19 “Interest Expense, Net”.
(b)Senior Loan

On August 13, 2025, the Company retired the Senior Loan, effective August 12, 2021, and amended on September 22, 2023 and August 29, 2024, using proceeds from the Senior Secured Term loan and cash on

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

hand. At the time of retirement, the Senior Loan had a $360.0 million undiscounted principal balance and unamortized discount and debt issuance costs of $5.3 million.
(c)Mortgage Loans
On September 26, 2023, JDRC Ellenville, LLC (“Ellenville”), an indirect subsidiary of the Company, entered into loan agreements to borrow an undiscounted principal amount of $25.3 million (the “Mortgage Loans”). Borrowings under the terms of the Mortgage Loans bear an initial interest rate of 8.4% per annum, which is equal to the Federal Home Loan Bank Five Year Classic Regular Advance Rate, plus a 375-basis point spread. The Mortgage Loans have an effective interest rate of 10.2%. The Mortgage Loans are secured by real estate in Ellenville, New York and improvements thereto, and converts to a permanent term loan on the conversion date of November 1, 2028. The Mortgage Loans contains certain affirmative and negative covenants which restrict the actions of Ellenville during the term of the loan.
On October 3, 2025, the Company amended the Mortgage Loans, extending the interest-only payment period through October 1, 2026. All other terms of the Mortgage Loans remain the same.
As of December 31, 2025 and December 31, 2024, the full commitment amount was not fully drawn, as $5.1 million of the principal balance will be advanced to Ellenville as it completes the buildout of the Ellenville cultivation center. Upon inception of the Mortgage Loans, the Company incurred $2.0 million, in deferred financing fees reflected within Long-term notes and loans payable on the Consolidated Balance Sheets. These deferred financing fees are amortized and expensed in accordance with ASC 835 Interest. See Note 19 “Interest Expense, Net”.
(d)    Financing Liabilities
The Company has additional financing liabilities for which the incremental borrowing rates range from 11.3% to 17.5% with remaining terms between 4.1 and 14.5 years, consistent with the underlying lease liabilities. The interest expense associated with financing liabilities is discussed in Note 19 “Interest Expense, Net”.
(e)    Unsecured Promissory Note
On December 8, 2025, the Company issued a $1.3 million unsecured promissory note. The note bears interest at 8% per annum, payable quarterly, with principal and accrued interest due 18 months post-closing. Prepayment is permitted without penalty. The note has an effective interest rate of 13.2%.

NOTE 12. DISAGGREGATION OF REVENUE
(a)Revenues
The following table represents the Company’s disaggregated revenue by source, due to the Company’s contracts with its customers, for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
($ in thousands)	2025	2024
Wholesale	$222,769	$252,590
Retail	433,078	471,753
Revenues, net	$655,847	$724,343

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

NOTE 13. OTHER (EXPENSE) INCOME, NET
For the years ended December 31, 2025 and 2024, Other (expense) income, net consisted of the following:

	Year Ended December 31,
($ in thousands)	2025	2024
Loss on debt extinguishment[1]	$(16,363)	$(1,002)
Loss on disposal of assets[2]	(2,370)	(683)
Loss on lease termination[3]	(1,144)	—
(Loss) gain on foreign currency	(617)	1,039
Loss on provision - loan receivable	(170)	(330)
Loss on investments held at fair value	(67)	(72)
Tax receivable agreement income (expense)	1,542	(65,648)
Changes in fair value of deferred and contingent considerations[4]	1,105	(1,378)
Other income, net	6,929	4,767
Other expense, net	$(11,155)	$(63,307)
1See Note 11 “Long-term Notes and Loans Payable, Net” for additional information on loss on debt extinguishment.
2See Note 4 “Property and Equipment” for additional information on loss on disposal of assets.
3See Note 5 “Leases” for additional information on loss on lease termination.
4See Note 10 “Acquisitions and Dispositions” for additional information related to deferred and contingent considerations.

NOTE 14. RELATED PARTY TRANSACTIONS
(a)Transactions with Key Management Personnel and Certain Board Members
As of December 31, 2025 and December 31, 2024, related parties, including key management personnel and certain board members, hold 66.8 million and 78.0 million, respectively, of Redeemable Units, which accounts for a deficit of $68.9 million and $77.9 million, respectively, in non-controlling interests. During the years ended December 31, 2025 and 2024, 56.1% and 69.8%, respectively, of required tax distribution payments to unit holders of Cresco Labs, LLC were made to related parties including to key management personnel and certain board members.
(b)Related Parties – Leases
For the years ended December 31, 2025 and 2024, the Company had lease liabilities for real estate lease agreements in which the lessors have a minority interest in MedMar Inc. (“MedMar”). The lease liabilities were incurred in January 2019 and May 2020 and expire in 2027 through 2030.
Below is a summary of the expense resulting from the related party lease liabilities for the years ended December 31, 2025 and 2024:

		Year Ended December 31,
($ in thousands)	Classification	2025	2024
Operating Leases
Lessor has minority interest in MedMar	Rent expense	$288	$288

Finance Leases
Lessor has minority interest in MedMar	Depreciation expense	$306	$306
Lessor has minority interest in MedMar	Interest expense	185	218

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

Additionally, below is a summary of the ROU assets and lease liabilities attributable to related party leases as of December 31, 2025 and December 31, 2024:

	December 31, 2025		December 31, 2024
($ in thousands)	ROU Asset	Lease Liability	ROU Asset	Lease Liability
Operating Leases
Lessor has minority interest in MedMar	$1,005	$1,065	$1,158	$1,216

Finance Leases
Lessor has minority interest in MedMar	$1,119	$1,606	$1,423	$1,929

NOTE 15. COMMITMENTS AND CONTINGENCIES
(a)Claims and Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. The Company accrues for estimated costs for a contingency when a loss is probable and can be reasonably estimated. As of December 31, 2025 and December 31, 2024, the Company accrued $5.3 million and $2.6 million for matters that were pending litigation, respectively. As of December 31, 2025 and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the Company’s results of operations, financial positions, or cash flows. There are also no proceedings in which any of the Company’s directors, officers, or affiliates are an adverse party or has a material interest adverse to the Company’s interest.

In February 2024, the Company received a demand letter on behalf of former and current Cresco employees. The demand letter alleges the Company violated certain laws around regulations related to employee compensation. The demand letter proposed, and the parties have agreed, to mediate the potential claims. As of December 31, 2025, the parties have settled the matter for $0.7 million.

(b)Contingencies
The Company’s operations are subject to a variety of federal, state, and local regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on the Company’s operations, suspension or revocation of permits or licenses, or other disciplinary actions (collectively, “Disciplinary Actions”) that could adversely affect the Company’s financial position and results of operations. While management believes that the Company is in substantial compliance with state and local regulations as of December 31, 2025 and December 31, 2024, and through the date of filing of these financial statements, these regulations continue to evolve and are subject to differing interpretations and enforcement. As a result, the Company may be subject to Disciplinary Actions in the future.

(c)Commitments
As of December 31, 2025 and December 31, 2024, the Company had total commitments of $2.2 million and $1.9 million, respectively, related to material construction projects.
The Company also has employment agreements with key management personnel which include severance in the event of termination with additional equity and/or compensation benefits totaling approximately $5.2 million and $3.7 million as of December 31, 2025 and December 31, 2024, respectively.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

NOTE 16. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
Financial Instruments

The Company’s financial instruments are held at amortized cost (adjusted for impairment or ECL, as applicable) or fair value. The carrying values of financial instruments held at amortized cost approximate their fair values as of December 31, 2025 and December 31, 2024, due to their nature and relatively short maturity dates. There have been no transfers into or out of Level 3 for the periods ended December 31, 2025 and December 31, 2024.
The following tables summarize the Company’s financial instruments as of December 31, 2025 and December 31, 2024:

	December 31, 2025
($ in thousands)	Level 1	Level 2	Level 3	Total
Financial Assets:
Loans receivable, short-term[1]	$—	$—	$1,119	$1,119
Loans receivable, long-term[1]	—	—	480	480
Investments[2]	33	—	600	633

Financial Liabilities:
Deferred and contingent consideration, short-term	$—	$—	$2,566	$2,566
Deferred and contingent consideration, long-term	—	—	5,815	5,815
Unsecured promissory note[3]	—	—	1,138	1,138
1Loans receivable, short-term and Loans receivable, long-term are included in “Other current assets” and “Other non-current assets” respectively, on the Consolidated Balance Sheets.
2Investments are included in “Other non-current assets” on the Consolidated Balance Sheets.
3Unsecured promissory note included in “Long-term notes and loans payable, net” on the Consolidated Balance Sheets.

	December 31, 2024
($ in thousands)	Level 1	Level 2	Level 3	Total
Financial Assets:
Loans receivable, short-term[1]	$—	$—	$—	$545
Loans receivable, long-term[1]	—	—	—	1,695
Investments[2]	53	—	600	653

Financial Liabilities:
Deferred and contingent consideration, short-term	$—	$—	$2,486	$2,486
Deferred and contingent consideration, long-term	—	—	7,736	7,736
1Loans receivable, short-term and Loans receivable, long-term are included in “Other current assets” and “Other non-current assets” respectively, on the Consolidated Balance Sheets.
2Investments are included in “Other non-current assets” on the Consolidated Balance Sheets.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

The following table presents a roll-forward of the balance sheet amounts measured at fair value on a recurring basis and classified as Level 3. The classification of an item as Level 3 is based on inputs for assets or liabilities that are not based on observable market data.

Year Ended December 31, 2025
Level 3 Fair Value Measurements
($ in thousands)	Loans receivable, short-term	Loans receivable, long-term	Deferred and contingent consideration, short-term	Deferred and contingent consideration, long-term	Unsecured promissory note
Balance as of December 31, 2024	$—	$—	$2,486	$7,736	$—
Additions[1]	1,332	466	—	—	1,135
Change in fair value recorded in Other expense, net	—	14	(1,433)	342	3
Payments[2]	(213)	—	(750)	—	—
Other[3]	—	—	2,263	(2,263)	—
Balance as of December 31, 2025	$1,119	$480	$2,566	$5,815	$1,138
1See Note 10 “Acquisitions and Dispositions” for additional details on the Unsecured promissory note related to the Springfield dispensary acquisition.
2See Note 7 “Share Capital” for additional information of payments of contingent equity-based consideration.
3Other relates to reclassifications from long-term to short-term due to expected timing of payment. See Note 10 “Acquisitions and Dispositions” for additional details.

Year Ended December 31, 2024
Level 3 Fair Value Measurements
($ in thousands)	Deferred and contingent consideration, short-term	Deferred and contingent consideration, long-term
Balance as of December 31, 2023	$—	$6,577
Additions[1]	—	2,304
Change in fair value recorded in Other expense, net	40	1,301
Other[2]	2,446	(2,446)
Balance as of December 31, 2024	$2,486	$7,736
1See Note 10 “Acquisitions and Dispositions” for additional details related to the Keystone contingent consideration.
2Other relates to reclassifications from long-term to short-term due to expected timing of payment. See Note 10 “Acquisitions and Dispositions” for additional details.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

The following table presents information about the significant unobservable inputs for financial assets and liabilities measured at fair value:

Financial asset	Valuation techniques	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Loans receivable	Discounted cash flow	1) Discount Rate	Increase or decrease in the discount rate will result in a lower or higher fair value, respectively.

Financial liabilities	Valuation techniques	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Deferred consideration	Discounted cash flow	1) Expected future cash flows	Increase or decrease in expected future cash flows will result in an increase or decrease in fair value.
		2) Discount rate	Increase or decrease in the discount rate will result in a lower or higher fair value, respectively.
Contingent consideration	Discounted cash flow	1) Probability and timing of consideration payment	Increase or decrease in probability of consideration payment and earlier or later timing of payment will result in an increase or decrease in fair value.
		2) Discount rate	Increase or decrease in the discount rate will result in a lower or higher fair value, respectively.
Unsecured promissory note	Discounted cash flow	1) Discount Rate	Increase or decrease in the discount rate will result in a lower or higher fair value, respectively.
(a)Loans receivable, short-term
During the fourth quarter of 2025, in connection of the sale of Sonoma’s Finest, the Company issued a $1.7 million loan receivable to Kolaboration Ventures Corporation (“Kolaboration”). The loan receivable has a 18-month term and interest accruing at 8% per annum, paid on a monthly basis. At the inception of the loan, an ECL determination was made. As of December 31, 2025, the short-term portion of the loan was $1.1 million.
(b)Loans receivable, long-term
The following is a summary of Loans receivable, long-term balances and valuation classifications (discussed further below) as of December 31, 2025 and December 31, 2024:

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

($ in thousands)	Valuation classification	December 31, 2025	December 31, 2024
Long-term loans receivable - Illinois Incubator, net of ECL	Amortized cost	$832	$829
Long-term loans receivable - Kurvana, net of ECL	Amortized cost	603	—
Long-term loans receivable - Kolaboration, net of ECL	Level 3 fair value	480	—
Long-term loans receivable - Spark’d, net of ECL	Amortized cost	—	866
Total Loans receivable, long-term		$1,915	$1,695

Pursuant to the Illinois Cannabis Regulation and Tax Act, the Company has issued $0.3 million in loans to an Illinois company which has secured a Craft Grower License to operate in the state and $1.0 million in loans to groups that have been identified by the state of Illinois as having the opportunity to receive Conditional Adult Use Dispensing Organization Licenses. One (1) $0.1 million loan related to the Craft Grower License matures on July 20, 2026. The remaining loans of $1.2 million mature on July 20, 2027. The loans are measured at amortized cost and bear no interest. Loss on provision on short-term and long-term loans receivable is recorded in Other expense, net in the Consolidated Statements of Operations.
During the second quarter of 2023, the Company issued a $1.0 million short-term loan receivable to 280EZ LLC, an Illinois limited liability company (d/b/a Spark’d). The short-term loan receivable had a one-year term and interest accruing at 9.5% per annum, paid on a monthly basis. At the inception of the loan, an ECL determination was made. During the second quarter of 2024, the Company entered into an amended agreement with Spark’d, extending the term to three years, payable on June 16, 2027. The entire balance of the Spark’d loan was reclassified to loans receivable, long-term. During the year ended December 31, 2025, the Spark’d loan balance of $0.9 million was paid in full.
(c)Investments
The Company currently has investments in three (3) entities: 420 Capital Management, LLC (“420 Capital”), a cannabis investment company; IM Cannabis Corp. (“IMC”), a pharmaceutical manufacturer that specializes in cannabis, and OLD PAL LLC (“Old Pal”), a cannabis operator/licensor. 420 Capital and Old Pal investments are held at fair value and are classified as equity securities without a readily determinable fair value. The IMC investment is classified as a marketable security with a readily determinable fair value. During the year ended December 31, 2024, the Company wrote off its remaining investment balance of $0.1 million in Lighthouse Strategies, LLC. See Note 13 “Other (Expense) Income, Net” for additional information related to the market adjustments related to our investments.

Financial Risk Management
As of December 31, 2025, the Company had no customers that accounted for 10% or more of the Company’s gross accounts receivable balance. As of December 31, 2024, two customers accounted for $12.7 million, or 21.2%, of the Company’s gross accounts receivable balance.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

The Company’s summary of activity for allowance for expected credit losses for the years ended December 31, 2025 and 2024 was as follows:

($ in thousands)	2025	2024
Balance at January 1	$8,308	$7,964
Provision (recovery) expense	(994)	781
Write-offs	(2,293)	(437)
Balance at December 31	$5,021	$8,308
In addition, the Company recorded a $0.1 million recovery and $1.0 million bad debt expense related to invoice write-offs for the years ended December 31, 2025 and 2024, respectively.

NOTE 17. VARIABLE INTEREST ENTITIES
On November 26, 2025, the Company entered into a support service agreement with Strategic Capital and Management Services, LLC a third-party holder of a dispensing license in Illinois. On February 25, 2025, the Company entered into a management service agreement (“MSA”) with KSKYAPP, LLC, holder of a Kentucky cultivation license. Similarly, on March 3, 2025, the Company entered into a MSA with BSRKYAPP, LLC, holder of a Kentucky dispensing license. On June 7, 2025, the Company entered into another MSA with RSKYAPP, LLC, holder of a Kentucky processing license. As of December 31, 2025, the Company has not recorded any significant costs or capitalized assets related to the agreement with RSKYAPP, LLC. Additionally, Cresco Labs Michigan, LLC was determined to be a VIE, as the Company possesses the power to direct activities through written agreements and is subject to the risks and rewards associated with its involvement.

The following table presents the summarized financial information about the Company’s consolidated VIEs, which are included in the Consolidated Balance Sheets as of December 31, 2025 and December 31, 2024.

	Years Ended December 31,
($ in thousands)	2025	2024
Current assets	20,468	$15,056
Non-current assets	119,100	82,910
Current liabilities	(4,184)	(1,741)
Non-current liabilities	(173,430)	(132,230)
Non-controlling interests	1,759	981
Deficit attributable to Cresco Labs Inc.	36,287	35,024
The following table presents the summarized financial information about the Company’s consolidated VIEs, which are included in the Consolidated Statements of Operations for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
($ in thousands)	2025	2024
Revenue	22,726	23,275
Net loss attributable to non-controlling interests	(778)	(899)
Net loss attributable to Cresco Labs Inc.	(1,401)	(5,327)
Net loss	(2,178)	(6,226)

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

NOTE 18. SEGMENT INFORMATION
During the fourth quarter of 2025, the Company reorganized our internal reporting and realigned our operating segments following the completed sale of its Sonoma’s Finest cultivation facility and exit of the California market. The change resulted in the identification of two (2) new operating segments consolidated wholesale and consolidated retail with the Chief Executive Officer as the sole Chief Operating Decision Maker (“CODM”). As such, the segment information for prior periods has been recast to conform to current period presentation.

The Company operates in the cultivation, manufacturing, distribution, and sale of cannabis. For evaluating financial performance and allocating resources, the CODM review certain financial information presented on a consolidated basis accompanied by information disaggregated by wholesale and retail customers.

The following table reflects revenues net of discounts, significant expenses, and gross profit by segment for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
($ in thousands)	2025	2024
Wholesale	$387,797	$417,940
Retail	433,078	471,753
Intersegment eliminations	(165,028)	(165,350)
Revenues, net	$655,847	$724,343

Wholesale	$211,492	$237,385
Retail	284,815	287,854
Intersegment eliminations	(165,028)	(165,350)
Total Cost of Goods Sold	$331,279	$359,889

Wholesale	$176,305	$180,555
Retail	148,263	183,899
Intersegment eliminations	—	—
Total Gross Profit	$324,568	$364,454

The Company’s assets are aggregated into two reporting units wholesale and retail which aligns with our operating segments. All revenues are generated from customers in the U.S. and all assets are located in the U.S.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

NOTE 19. INTEREST EXPENSE, NET
Interest expense, net consisted of the following for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
($ in thousands)	2025	2024
Interest expense – notes and loans payable[1]	$(41,746)	$(37,926)
Interest expense – financing activities[1]	(11,273)	(11,549)
Accretion of debt discount and amortization of deferred financing fees[1]	(4,059)	(4,855)
Interest expense – leases[2]	(2,930)	(3,146)
Interest income	3,748	2,922
Other interest expense	(20)	(47)
Interest expense, net	$(56,280)	$(54,601)
1See Note 11 “Long-term Notes and Loans Payable, Net” for additional information on Interest expense – notes and loans payable, Interest expense – financing activities, and Accretion of debt discount and amortization of deferred financing fees.
2See Note 5 “Leases” for additional information on Interest expense – leases.

NOTE 20. PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES
The U.S. federal government treats cannabis as subject to the limits of Internal Revenue Code (“IRC”) Section 280E for U.S. federal income tax purposes, which also applies to certain states. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. However, certain states including California, Illinois, Massachusetts, Michigan, New York, and Pennsylvania do not conform to IRC Section 280E and, accordingly, the Company generally deducts all operating expenses on its income tax returns in these states.

During 2024, Pennsylvania decoupled from the application of IRC Section 280E for certain medical cannabis businesses operating in the state of Pennsylvania beginning for taxable years beginning on or after January 1, 2024.
The Company is treated as a United States corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company, as defined in the Income Tax Act (Canada), for Canadian income tax purposes. As a result, the Company is subject to taxation both in Canada and the United States.

Loss before income taxes after the adoption of ASU 2023-09 consists of the following for the year ended December 31, 2025:

($ in thousands)	December 31, 2025
Loss before income taxes
U.S.	$(94,232)
Foreign	(1,190)
Total	$(95,422)

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

Provision for income taxes consists of the following for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
($ in thousands)	2025	2024
Provision (benefit) for income taxes
Current tax expense
U.S. Federal	$50,567	$53,403
U.S. State and local	(1,799)	(737)
Foreign	—	—
Total current tax expense	$48,768	$52,666

Deferred tax expense
U.S. Federal	$(1,922)	$(1,391)
U.S. State and local	(2,224)	(1,402)
Foreign	—	—
Total deferred tax expense	$(4,146)	$(2,793)

Total income tax expense
U.S. Federal	$48,645	$52,012
U.S. State and local	(4,023)	(2,139)
Foreign	—	—
Total income tax expense	$44,622	$49,873
As of December 31, 2025 and 2024, the components of deferred tax assets and liabilities were as follows:

($ in thousands)	December 31, 2025	December 31, 2024
Deferred tax assets
Share-based compensation	$3,028	$4,040
Net operating losses	36,116	35,785
Inventory	103	99
Lease liabilities	37,306	38,915
Tax receivable agreement	13,629	16,407
Other	6,820	1,770
Total deferred tax assets	$97,002	$97,016

Deferred tax liabilities
ROU assets	$(10,707)	$(12,781)
Property, plant and equipment	(9,938)	(8,700)
Intangible assets	(56,294)	(62,692)
Total deferred tax liabilities	$(76,939)	$(84,173)

Valuation allowance	$(40,181)	$(38,666)
Net deferred tax liabilities	$(20,118)	$(25,823)
As of December 31, 2025, the Company had the following loss carryforwards:

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

•$45.4 million of non-capital Canadian losses which expire from 2038-2045, which are fully offset by a valuation allowance.
•$51.1 million of U.S. federal net operating losses which have an indefinite carryforward period, which are fully offset by a valuation allowance.
•$157.9 million of state net operating losses, which expire in 2038-2045. $136.4 million of state net operating loss carryforwards are offset by a valuation allowance.

As of December 31, 2024, the Company had the following loss carryforwards:
•$41.9 million of non-capital Canadian losses which expire from 2038-2043, which are fully offset by a valuation allowance.
•$53.2 million of U.S. federal net operating losses which have an indefinite carryforward period, a portion of which are not recorded as the Company does not consider these to be more-likely-than-not to be realized. These are fully offset by a valuation allowance.
•$162.9 million of state net operating losses, which expire in 2038-2043. $160.7 million of state net operating loss carryforwards are offset by a valuation allowance.

A valuation allowance to reflect management’s estimate of the temporary deductible differences that may expire prior to their utilization has been recorded at December 31, 2025 and 2024. During the years ended December 31, 2025 and 2024, the Company decreased its tax asset by $2.8 million and increased its tax asset by $1.0 million, respectively, related to the step-up in basis from shareholder redemption activity under the tax receivable agreement for Cresco Labs LLC. The 2025 and 2024 step-up in basis would have been a decrease of $5.6 million and increase of $68.9 million, respectively, if not for the Company’s uncertain tax positions. In 2025 and 2024, the Company also recognized a decrease to the tax receivable agreement liability of $5.6 million and an increase of $68.9 million, respectively, related to estimated payables to certain shareholders.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

After the adoption of ASU 2023-09, the reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate for the year ended December 31, 2025 is as follows:

($ in thousands)	December 31, 2025
	Amount	Percent
U.S. federal statutory tax rate	$(20,038)	21.0%
State and local income taxes, net of federal income tax effects[1]	(5,670)	5.9%
Foreign Tax Effects
Canada
Effect of rates different than statutory	150	(0.2)%
Changes in valuation allowances	1,282	(1.3)%
FX rate changes	(561)	0.6%
Return to provision / prior period adjustments	(704)	0.7%
Other	83	(0.1)%
Changes in Valuation Allowances	3,745	(3.9)%
Nontaxable or Nondeductible Items
Goodwill impairment	15,815	(16.6)%
Share-based payment awards	—	—%
Pass through and non-controlling entities	(2,868)	3.0%
Penalties and interest	—	—%
Tax receivable agreement	—	—%
Debt modification	—	—%
Other nondeductible items	711	(0.7)%
Changes in Unrecognized Tax Benefits	47,262	(49.5)%
Other Adjustments
Prior year provision-to-return true-ups	4,450	(4.7)%
Accrued current tax penalties and interest	827	(0.9)%
Other	138	(0.1)%
Income tax expense	$44,622
Effective tax rate		(46.8%)
1State taxes in California made up the majority (greater than 50%) of the tax effect in this category for the year ended December 31, 2025.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

The reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate prior to the adoption of ASU 2023-09 was as follows for the year ended December 31, 2024:

($ in thousands)	December 31, 2024
Expected income tax expense at statutory tax rate	$(2,356)
Tax rate differences	(81)
Pass through and non-controlling entities	(5,881)
State tax expense, net	(3,292)
Uncertain tax treatment (including penalties and interest)	57,934
Share-based compensation	790
Tax penalties and interest	(230)
Change in valuation allowance	(2,802)
Change in state tax rates	(3,748)
Change in state filing methods	(2,409)
Canadian reorganization basis change	(5)
Tax receivable agreement	13,910
Adjustments to prior year provisions	(1,858)
Other	(99)
Income tax expense	$49,873

Effective tax rate	(469.8%)
After the adoption of ASU 2023-09, income taxes paid, net of refunds consists of the following the year ended December 31, 2025:

($ in thousands)	December 31, 2025
U.S. Federal	$8,982
U.S. State and local
Illinois	$(2,677)
Other	655
Total U.S. State and local	$(2,022)
Foreign:
Canada	$—
Total Foreign	$—
Total	$6,960

During 2024, the Company adopted a tax position whereby its operations are not subject to IRC Section 280E and therefore intends to deduct such expenses with a related uncertain tax liability offsetting such deductions. During 2025, the Company has maintained the same position. This is in addition to the Company’s historic uncertain tax position, whereby certain expenses incurred at dispensary locations are treated as inventoriable costs for tax purposes, reducing the impact of IRC Section 280E.

The Company records unrecognized tax benefits as liabilities in accordance with ASC 740 Income Taxes and adjusts these liabilities when judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. It is possible that additional tax distribution liabilities may become due to certain non-controlling interest members as a

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2025 and 2024

result of unrecognized tax benefits. While the probable amount of any future tax distribution liability cannot reasonably be estimated, the maximum future tax distribution liability associated with these unrecognized tax benefits is estimated to be $73.0 million as of December 31, 2025.
The Company accrued $10.3 million and $2.3 million in tax penalties and interest as of December 31, 2025 and 2024, respectively.
A reconciliation of the beginning and ending amount of the Company’s unrecognized tax benefits is as follows:

($ in thousands)	2025	2024
Balance at January 1	$200,499	$18,800
Reductions based on lapse of statute of limitations	(5,181)	—
Additions based on tax positions related to the current year	46,803	137,721
Additions based on tax positions related to prior years	362	43,978
Reductions based on tax positions related to the current year	(1,814)	—
Reductions based on tax positions related to prior years	(1,738)	—
Balance at December 31	$238,931	$200,499
A reconciliation of the beginning and ending amount of the Company’s Uncertain tax position liability is as follows:

($ in thousands)	2025	2024
Balance at January 1	$122,468	$20,212
Reductions based on lapse of statute of limitations	(6,607)	—
Additions based on tax positions related to the current year	46,803	53,225
Additions based on tax positions related to prior years	362	44,322
Reductions based on tax positions related to prior years	(1,861)	—
Interest and Penalties recorded in income tax expense, net of reversals	10,309	4,709
Balance at December 31	$171,474	$122,468

The Company is currently under examination by U.S. federal, state, and Canadian tax authorities. As of December 31, 2025, no additional liabilities are anticipated as a result of these examinations. With few exceptions, the Company is generally not subject to examination by tax authorities for years before 2020. In 2025, U.S. Congress passed the One Big Beautiful Bill Act (“OBBBA”), enacting significant U.S. tax reform. The Company has analyzed any material changes to its tax provision for legislative updates. The only material impact of the OBBBA on the Company was to reassess interest expense under IRC 163(j).

NOTE 21. SUBSEQUENT EVENTS
The Company has evaluated subsequent events through March 5, 2026, which is the date on which these financial statements were issued.
During the first quarter of 2026, the Company has entered into a purchase agreement, pending approval, which will result in the acquisition of 9 dispensaries for the purpose of expanding the Company’s national presence. Total consideration is an estimated $50.0 million, subject to certain closing adjustments.